
07076136

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K


SEC MAIL PROCESSING
RECEIVED
SEP 1 2 2007
WASH, D.C.
190
SECTION

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of September, 2007
Commission File Number 0-99

PETROLEOS MEXICANOS
(Exact name of registrant as specified in its charter)

MEXICAN PETROLEUM
(Translation of registrant's name into English)

United Mexican States
(Jurisdiction of incorporation or organization)

PROCESSED
SEP 17 2007
THOMSON
FINANCIAL

Avenida Marina Nacional No. 329
Colonia Huasteca
Mexico, D.F. 11311
Mexico
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F X Form 40-F __

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1)

Yes__ No X

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7)

Yes X No__

Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes__ No X

The following represents an English translation of the financial information presented to the Mexican Stock Exchange by Petróleos Mexicanos for the period ended June 30, 2007.

MEXICAN STOCK EXCHANGE

STOCK EXCHANGE CODE: PMXCB

QUARTER: 2 YEAR: 2007

BANCO J.P. MORGAN S.A., INSTITUCION DE BANCA MULTIPLE J.P. MORGAN GRUPO FINANCIERO

BALANCE SHEETS

AT JUNE 30 OF 2007 AND 2006

(Thousands of Mexican Pesos)

CONSOLIDATED

Previous Printing

REF S	CONCEPTS	CURRENT YEAR		PREVIOUS YEAR	
		Amount	%	Amount	%
s01	TOTAL ASSETS	1,248,089,825	100	1,157,696,020	100
s02	CURRENT ASSETS	398,173,956	32	347,459,050	30
s03	CASH AND SHORT-TERM INVESTMENTS	172,624,284	14	101,620,574	9
s04	ACCOUNTS AND NOTES RECEIVABLE (NET)	74,168,732	6	78,270,523	7
s05	OTHER ACCOUNTS AND NOTES RECEIVABLE (NET)	77,742,334	6	98,821,991	9
s06	INVENTORIES	67,201,007	5	64,121,549	6
s07	OTHER CURRENT ASSETS	6,437,599	1	4,624,413	0
s08	LONG-TERM	36,322,820	3	31,408,116	3
s09	ACCOUNTS AND NOTES RECEIVABLE (NET)	0	0	3,672,977	0
s10	INVESTMENT IN SHARES OF NON-CONSOLIDATED SUBSIDIARIES AND ASSOCIATES	36,182,915	3	27,569,131	2
s11	OTHER INVESTMENTS	139,905	0	166,008	0
s12	PROPERTY, PLANT AND EQUIPMENT (NET)	736,712,339	59	690,166,993	60
s13	LAND AND BUILDINGS	509,157,896	41	456,336,093	39
s14	MACHINERY AND INDUSTRIAL EQUIPMENT	798,175,307	64	748,210,368	65
s15	OTHER EQUIPMENT	47,887,459	4	47,052,559	4
s16	ACCUMULATED DEPRECIATION	700,628,124	56	641,306,879	55
s17	CONSTRUCTION IN PROGRESS	82,119,801	7	79,874,852	7
s18	OTHER INTANGIBLE ASSETS AND DEFERRED ASSETS	2,779,936	0	8,536,535	1
s19	OTHER ASSETS	74,100,774	6	80,125,326	7
s20	TOTAL LIABILITIES	1,175,790,975	100	1,168,305,901	100
s21	CURRENT LIABILITIES	182,454,808	16	148,590,080	13
s22	SUPPLIERS	27,458,628	2	29,090,232	2
s23	BANK LOANS	23,585,536	2	59,594,637	5
s24	STOCK MARKET LOANS	48,340,188	4	5,958,652	1
s103	OTHER LOANS WITH COST	0	0	0	0
s25	TAXES PAYABLE	51,072,039	4	18,021,450	2
s26	OTHER CURRENT LIABILITIES WITHOUT COST	31,998,417	3	35,925,109	3
s27	LONG-TERM LIABILITIES	476,862,509	41	570,186,299	49
s28	BANK LOANS	148,016,137	13	176,961,020	15
s29	STOCK MARKET LOANS	328,846,372	28	393,225,279	34
s30	OTHER LOANS WITH COST	0	0	0	0
s31	DEFERRED LIABILITIES	4,983,038	0	7,203,348	1
s32	OTHER NON CURRENT LIABILITIES WITHOUT COST	511,490,620	44	442,326,174	38
s33	CONSOLIDATED STOCKHOLDERS' EQUITY	72,298,850	100	(10,609,881)	100
s34	MINORITY INTEREST	0	0	0	0
s35	MAJORITY INTEREST	72,298,850	100	(10,609,881)	100
s36	CONTRIBUTED CAPITAL	334,597,927	463	304,703,019	(2872)
s79	CAPITAL STOCK	334,597,927	463	304,703,019	(2872)
s39	PREMIUM ON ISSUANCE OF SHARES	0	0	0	0
s40	CONTRIBUTIONS FOR FUTURE CAPITAL INCREASES	0	0	0	0
s41	EARNED CAPITAL	(262,299,077)	(363)	(315,312,900)	2972
s42	RETAINED EARNINGS AND CAPITAL RESERVES	(262,299,077)	(363)	(315,312,900)	2972
s44	OTHER ACCUMULATED COMPREHENSIVE RESULT	0	0	0	0
s80	SHARES REPURCHASED	0	0	0	0

MEXICAN STOCK EXCHANGE

STOCK EXCHANGE CODE: PMXCB — QUARTER: 2 — YEAR: 2007

BANCO J.P. MORGAN S.A., INSTITUCION DE BANCA MULTIPLE J.P. MORGAN GRUPO FINANCIERO

BALANCE SHEETS

BREAKDOWN OF MAIN CONCEPTS

(Thousands of Mexican Pesos)

CONSOLIDATED

Previous Printing

REF S	CONCEPTS	CURRENT YEAR		PREVIOUS YEAR	
		Amount	%	Amount	%
s03	CASH AND SHORT-TERM INVESTMENTS	172,624,284	100	101,620,574	100
s46	CASH	54,337,043	31	44,631,082	44
s47	SHORT-TERM INVESTMENTS	118,287,241	69	56,989,492	56
s07	OTHER CURRENT ASSETS	6,437,599	100	4,624,413	100
s81	DERIVATIVE FINANCIAL INSTRUMENTS	6,437,599	100	4,624,413	100
s82	DISCONTINUED OPERATIONS	0	0	0	0
s83	OTHER	0	0	0	0
s18	OTHER INTANGIBLE ASSETS AND DEFERRED ASSETS (NET)	2,779,936	100	8,536,535	100
s48	DEFERRED EXPENSES (NET)	0	0	0	0
s49	GOODWILL	0	0	0	0
s51	OTHER	2,779,936	100	8,536,535	100
s19	OTHER ASSETS	74,100,774	100	80,125,326	100
s84	INTANGIBLE ASSET FROM LABOR OBLIGATIONS	74,100,774	100	80,125,326	100
s85	DERIVATIVE FINANCIAL INSTRUMENTS	0	0	0	0
s50	DEFERRED TAXES	0	0	0	0
s86	DISCONTINUED OPERATIONS	0	0	0	0
s87	OTHER	0	0	0	0
s21	CURRENT LIABILITIES	182,454,808	100	148,590,080	100
s52	FOREIGN CURRENCY LIABILITIES	58,313,780	32	63,434,968	43
s53	MEXICAN PESOS LIABILITIES	124,141,028	68	85,155,112	57
s26	OTHER CURRENT LIABILITIES WITHOUT COST	31,998,417	100	35,925,109	100
s88	DERIVATIVE FINANCIAL INSTRUMENTS	17,059,683	53	10,723,678	30
s89	INTEREST LIABILITIES	0	0	0	0
s68	PROVISIONS	0	0	0	0
s90	DISCONTINUED OPERATIONS	0	0	0	0
s58	OTHER CURRENT LIABILITIES	14,938,734	47	25,201,431	70
s27	LONG-TERM LIABILITIES	476,862,509	100	570,186,299	100
s59	FOREIGN CURRENCY LIABILITIES	379,911,583	80	450,977,804	79
s60	MEXICAN PESOS LIABILITIES	96,950,926	20	119,208,495	21
s31	DEFERRED LIABILITIES	4,983,038	100	7,203,348	100
s65	NEGATIVE GOODWILL	0	0	0	0
s67	OTHER	4,983,038	100	7,203,348	100
s32	OTHER NON CURRENT LIABILITIES WITHOUT COST	511,490,620	100	442,326,174	100
s66	DEFERRED TAXES	0	0	0	0
s91	OTHER LIABILITIES IN RESPECT OF SOCIAL INSURANCE	483,448,379	95	417,679,195	94
s92	DISCONTINUED OPERATIONS	0	0	0	0
s69	OTHER LIABILITIES	28,042,241	5	24,646,979	6
s79	CAPITAL STOCK	334,597,927	100	304,703,019	100
s37	CAPITAL STOCK (NOMINAL)	223,055,494	67	176,484,189	58
s38	RESTATEMENT OF CAPITAL STOCK	111,542,433	33	128,218,830	42

MEXICAN STOCK EXCHANGE

STOCK EXCHANGE CODE: PMXCB

QUARTER: 2 YEAR: 2007

BANCO J.P. MORGAN S.A., INSTITUCION DE BANCA MULTIPLE J.P. MORGAN GRUPO FINANCIERO

BALANCE SHEETS

BREAKDOWN OF MAIN CONCEPTS

(Thousands of Mexican Pesos)

CONSOLIDATED

Previous Printing

REF S	CONCEPTS	CURRENT YEAR		PREVIOUS YEAR	
		Amount	%	Amount	%
s42	RETAINED EARNINGS AND CAPITAL RESERVES	(262,299,077)	100	(315,312,900)	100
s93	LEGAL RESERVE	0	0	0	0
s43	RESERVE FOR REPURCHASE OF SHARES	0	0	0	0
s94	OTHER RESERVES	0	0	0	0
s95	RETAINED EARNINGS	(289,267,148)	110	(335,439,991)	106
s45	NET INCOME FOR THE YEAR	26,968,071	(10)	20,127,091	(6)
s44	OTHER ACCUMULATED COMPREHENSIVE RESULT	0	0	0	0
s70	ACCUMULATED MONETARY RESULT	0	0	0	0
s71	RESULT FROM HOLDING NON-MONETARY ASSETS	0	0	0	0
s96	CUMULATIVE RESULT FROM FOREIGN CURRENCY TRANSLATION	0	0	0	0
s97	CUMULATIVE RESULT FROM DERIVATIVE FINANCIAL INSTRUMENTS	0	0	0	0
s98	CUMULATIVE EFFECT OF DEFERRED INCOME TAXES	0	0	0	0
s99	LABOR OBLIGATION ADJUSTMENT	0	0	0	0
s100	OTHER	0	0	0	0

MEXICAN STOCK EXCHANGE

STOCK EXCHANGE CODE: PMXCB

QUARTER: 2 YEAR: 2007

BANCO J.P. MORGAN S.A., INSTITUCION DE BANCA MULTIPLE J.P. MORGAN GRUPO FINANCIERO

BALANCE SHEETS

OTHER CONCEPTS

(Thousands of Mexican Pesos)

CONSOLIDATED

Previous Printing

REFS	CONCEPTS	CURRENT YEAR Amount	PREVIOUS YEAR Amount
s72	WORKING CAPITAL	215,719,148	198,868,970
s73	PENSIONS AND SENIORITY PREMIUMS	6,393,384	1,632,078
s74	EXECUTIVES (*)	0	0
s75	EMPLOYEES (*)	141,582	139,483
s76	WORKERS (*)	0	0
s77	OUTSTANDING SHARES (*)	0	0
s78	REPURCHASED SHARES (*)	0	0
s101	RESTRICTED CASH	0	0
s102	NET DEBT OF NON CONSOLIDATED COMPANIES	0	0

(*) THESE CONCEPTS ARE STATED IN UNITS

MEXICAN STOCK EXCHANGE

STOCK EXCHANGE CODE: PMXCB

QUARTER: 2 YEAR: 2007

BANCO J.P. MORGAN S.A., INSTITUCION DE BANCA MULTIPLE J.P. MORGAN GRUPO FINANCIERO

STATEMENTS OF INCOME

FROM JANUARY THE 1st TO JUNE 30 OF 2007 AND 2006

(Thousands of Mexican Pesos)

CONSOLIDATED

Previous Printing

REF R	CONCEPTS	CURRENT YEAR		PREVIOUS YEAR	
		Amount	%	Amount	%
r01	NET SALES	512,526,208	100	543,191,485	100
r02	COST OF SALES	197,333,344	39	190,504,771	35
r03	GROSS PROFIT	315,192,864	61	352,686,714	65
r04	GENERAL EXPENSES	37,753,307	7	35,535,810	7
r05	INCOME (LOSS) AFTER GENERAL EXPENSES	277,439,557	54	317,150,904	58
r08	OTHER INCOME AND (EXPENSE), NET	34,769,688	7	28,938,993	5
r06	COMPREHENSIVE FINANCING RESULT	(14,736,738)	(3)	(27,048,939)	(5)
r12	EQUITY IN NET INCOME OF NON-CONSOLIDATED SUBSIDIARIES AND ASSOCIATES	2,430,529	0	0	0
r48	NON ORDINARY ITEMS	0	0	0	0
r09	INCOME BEFORE INCOME TAXES	299,903,036	59	319,040,958	59
r10	INCOME TAXES	272,934,965	53	298,913,867	55
r11	INCOME (LOSS) BEFORE DISCONTINUED OPERATIONS	26,968,071	5	20,127,091	4
r14	DISCONTINUED OPERATIONS	0	0	0	0
r18	NET CONSOLIDATED INCOME	26,968,071	5	20,127,091	4
r19	NET INCOME OF MINORITY INTEREST	0	0	0	0
r20	NET INCOME OF MAJORITY INTEREST	26,968,071	5	20,127,091	4

MEXICAN STOCK EXCHANGE

STOCK EXCHANGE CODE: PMXCB

QUARTER: 2 YEAR: 2007

BANCO J.P. MORGAN S.A., INSTITUCION DE BANCA MULTIPLE J.P. MORGAN GRUPO FINANCIERO

STATEMENTS OF INCOME

BREAKDOWN OF MAIN CONCEPTS

(Thousands of Mexican Pesos)

CONSOLIDATED

Previous Printing

REF R	CONCEPTS	CURRENT YEAR		PREVIOUS YEAR	
		Amount	%	Amount	%
r01	NET SALES	512,526,208	100	543,191,485	100
r21	DOMESTIC	278,846,300	54	272,908,931	50
r22	FOREIGN	233,679,908	46	270,282,554	50
r23	TRANSLATED INTO DOLLARS (***)	0	0	0	0
r08	OTHER INCOME AND (EXPENSE), NET	34,769,688	100	28,938,993	100
r49	OTHER INCOME AND (EXPENSE), NET	34,769,688	100	28,938,993	100
r34	EMPLOYEES' PROFIT SHARING EXPENSES	0	0	0	0
r35	DEFERRED EMPLOYEES' PROFIT SHARING	0	0	0	0
r06	COMPREHENSIVE FINANCING RESULT	(14,736,738)	100	(27,048,939)	100
r24	INTEREST EXPENSE	26,563,751	(180)	23,941,353	(89)
r42	GAIN (LOSS) ON RESTATEMENT OF UDI'S	0	0	0	0
r45	OTHER FINANCE COSTS	0	0	0	0
r26	INTEREST INCOME	9,520,607	(65)	9,881,215	(37)
r46	OTHER FINANCIAL PRODUCTS	0	0	0	0
r25	FOREIGN EXCHANGE GAIN (LOSS) NET	158,388	(1)	(15,691,119)	58
r28	RESULT FROM MONETARY POSITION	2,148,018	(15)	2,702,318	(10)
r10	INCOME TAXES	272,934,965	100	298,913,867	100
r32	INCOME TAX	272,934,965	100	298,913,867	100
r33	DEFERRED INCOME TAX	0	0	0	0

(***) FIGURES IN THOUSANDS OF U.S. DOLLARS AT THE EXCHANGE RATE AS OF THE END OF THE LAST REPORTED QUARTER

MEXICAN STOCK EXCHANGE

STOCK EXCHANGE CODE: PMXCB

QUARTER: 2 YEAR: 2007

BANCO J.P. MORGAN S.A., INSTITUCION DE BANCA MULTIPLE J.P. MORGAN GRUPO FINANCIERO

STATEMENTS OF INCOME

OTHER CONCEPTS

(Thousands of Mexican Pesos)

CONSOLIDATED

Previous Printing

REF R	CONCEPTS	CURRENT YEAR Amount	PREVIOUS YEAR Amount
r36	TOTAL SALES	512,526,208	543,191,485
r37	TAX RESULT FOR THE YEAR	26,968,071	20,127,091
r38	NET SALES (**)	1,037,629,660	1,068,106,522
r39	OPERATING INCOME (**)	544,796,023	574,539,690
r40	NET INCOME OF MAJORITY INTEREST (**)	52,342,394	(67,256,344)
r41	NET CONSOLIDATED INCOME (**)	52,342,394	(67,256,344)
r47	OPERATIVE DEPRECIATION AND ACCUMULATED	31,916,385	30,799,955

(**) RESTATED INFORMATION OF THE LAST TWELVE MONTHS

MEXICAN STOCK EXCHANGE

STOCK EXCHANGE CODE: PMXCB

QUARTER: 2 YEAR: 2007

BANCO J.P. MORGAN S.A., INSTITUCION DE BANCA MULTIPLE J.P. MORGAN GRUPO FINANCIERO

QUARTERLY STATEMENTS OF INCOME

FROM APRIL THE 1st TO JUNE 30 OF 2007 AND 2006

CONSOLIDATED

(Thousands of Mexican Pesos)

Previous Printing

REF RT	CONCEPTS	CURRENT YEAR		PREVIOUS YEAR	
		Amount	%	Amount	%
rt01	NET SALES	277,577,268	100	292,616,840	100
rt02	COST OF SALES	109,614,443	39	111,472,951	38
rt03	GROSS PROFIT	167,962,825	61	181,143,889	62
rt04	GENERAL EXPENSES	19,663,816	7	17,050,298	6
rt05	CAPITALIZED RESULT FOR MONETARY POSITION	148,299,009	53	164,093,591	56
rt08	OTHER INCOME AND (EXPENSE), NET	30,377,689	11	22,291,852	8
rt06	COMPREHENSIVE FINANCING RESULT	(4,553,439)	(2)	(23,274,254)	(8)
rt12	EQUITY IN NET INCOME OF NON-CONSOLIDATED SUBSIDIARIES AND ASSOCIATES	2,430,529	1	0	0
rt48	NON ORDINARY ITEMS	0	0	0	0
rt09	INCOME BEFORE INCOME TAXES	176,553,788	64	163,111,189	56
rt10	INCOME TAXES	139,483,234	50	151,030,000	52
rt11	INCOME (LOSS) BEFORE DISCONTINUED OPERATIONS	37,070,554	13	12,081,189	4
rt14	DISCONTINUED OPERATIONS	0	0	0	0
rt18	NET CONSOLIDATED INCOME	37,070,554	13	12,081,189	4
rt19	NET INCOME OF MINORITY INTEREST	0	0	0	0
rt20	NET INCOME OF MAJORITY INTEREST	37,070,554	13	12,081,189	4

MEXICAN STOCK EXCHANGE

STOCK EXCHANGE CODE: PMXCB

QUARTER: 2 YEAR: 2007

BANCO J.P. MORGAN S.A., INSTITUCION DE BANCA MULTIPLE J.P. MORGAN GRUPO FINANCIERO

QUARTERLY STATEMENTS OF INCOME

BREAKDOWN OF MAIN CONCEPTS

(Thousands of Mexican Pesos)

CONSOLIDATED

Previous Printing

REF RT	CONCEPTS	CURRENT YEAR		PREVIOUS YEAR	
		Amount	%	Amount	%
rt01	NET SALES	277,577,268	100	292,616,840	100
rt21	DOMESTIC	147,180,345	53	141,563,810	48
rt22	FOREIGN	130,396,923	47	151,053,030	52
rt23	TRANSLATED INTO DOLLARS (***)	0	0	0	0
rt08	OTHER INCOME AND (EXPENSE), NET	30,377,689	100	22,291,852	100
rt49	OTHER INCOME AND(EXPENSE), NET	30,377,689	100	22,291,852	100
rt34	EMPLOYEES' PROFIT SHARING EXPENSES	0	0	0	0
rt35	DEFERRED EMPLOYEES' PROFIT SHARING	0	0	0	0
rt06	COMPREHENSIVE FINANCING RESULT	(4,553,439)	100	(23,274,254)	100
rt24	INTEREST EXPENSE	16,186,500	(355)	11,000,156	(47)
rt42	GAIN (LOSS) ON RESTATEMENT OF UDI'S	0	0	0	0
rt45	OTHER FINANCE COSTS	0	0	0	0
rt26	INTEREST INCOME	4,462,487	(98)	4,732,151	(20)
rt46	OTHER FINANCIAL PRODUCTS	0	0	0	0
rt25	FOREIGN EXCHANGE GAIN (LOSS) NET	7,964,087	(175)	(11,229,760)	48
rt28	RESULT FROM MONETARY POSITION	(793,513)	17	(5,776,489)	25
rt10	INCOME TAXES	139,483,234	100	151,030,000	100
rt32	INCOME TAX	139,483,234	100	151,030,000	100
rt33	DEFERRED INCOME TAX	0	0	0	0

(***) FIGURES IN THOUSANDS OF U.S. DOLLARS AT THE EXCHANGE RATE AS OF THE END OF THE LAST REPORTED QUARTER

MEXICAN STOCK EXCHANGE

STOCK EXCHANGE CODE: PMXCB

QUARTER: 2 YEAR: 2007

BANCO J.P. MORGAN S.A., INSTITUCION DE BANCA MULTIPLE J.P. MORGAN GRUPO FINANCIERO

QUARTERLY STATEMENTS OF INCOME

OTHER CONCEPTS

(Thousands of Mexican Pesos)

CONSOLIDATED

Previous Printing

REF RT	CONCEPTS	CURRENT YEAR Amount	PREVIOUS YEAR Amount
rt47	OPERATIVE DEPRECIATION AND ACCUMULATED IMPAIRMENT LOSSES	31,916,385	30,799,955

MEXICAN STOCK EXCHANGE

STOCK EXCHANGE CODE: PMXCB | QUARTER: 2 | YEAR: 2007

BANCO J.P. MORGAN S.A., INSTITUCION DE BANCA MULTIPLE J.P. MORGAN GRUPO FINANCIERO

STATEMENTS OF CHANGES IN FINANCIAL POSITION
FROM JANUARY THE 1st TO JUNE 30 OF 2007 AND 2006

(Thousands of Mexican Pesos)

CONSOLIDATED

Previous Printing

REF C	CONCEPTS	CURRENT YEAR Amount	PREVIOUS YEAR Amount
c01	CONSOLIDATED NET INCOME	26,968,071	20,127,091
c02	+ (-) ITEMS ADDED TO INCOME WHICH DO NOT REQUIRE USING RESOURCES	72,111,107	66,718,094
c03	RESOURCES FROM NET INCOME FOR THE YEAR	99,079,178	86,845,185
c04	RESOURCES PROVIDED OR USED IN OPERATION	(34,558,691)	(134,125,799)
c05	RESOURCES PROVIDED BY (USED FOR) OPERATING ACTIVITIES	64,520,487	(47,280,614)
c06	RESOURCES PROVIDED BY (USED FOR) EXTERNAL FINANCING ACTIVITIES	(23,457,636)	73,377,676
c07	RESOURCES PROVIDED BY (USED FOR) INTERNAL FINANCING ACTIVITIES	47,792	(2,634,199)
c08	RESOURCES PROVIDED BY (USED FOR) FINANCING ACTIVITIES	(23,409,844)	70,743,477
c09	RESOURCES PROVIDED BY (USED FOR) INVESTMENT ACTIVITIES	(58,141,535)	(48,213,562)
c10	NET INCREASE (DECREASE) IN CASH AND SHORT-TERM INVESTMENTS	(17,030,892)	(24,750,699)
c11	CASH AND SHORT-TERM INVESTMENTS AT THE BEGINNING OF PERIOD	189,655,176	126,371,273
c12	CASH AND SHORT-TERM INVESTMENTS AT THE END OF PERIOD	172,624,284	101,620,574

MEXICAN STOCK EXCHANGE

STOCK EXCHANGE CODE: PMXCB

QUARTER: 2 YEAR: 2007

BANCO J.P. MORGAN S.A., INSTITUCION DE BANCA MULTIPLE J.P. MORGAN GRUPO FINANCIERO

STATEMENTS OF CHANGES IN FINANCIAL POSITION

BREAKDOWN OF MAIN CONCEPTS

(Thousands of Mexican Pesos)

CONSOLIDATED

Previous Printing

REF C	CONCEPTS	CURRENT YEAR Amount	PREVIOUS YEAR Amount
c02	+ (-) ITEMS ADDED TO INCOME WHICH DO NOT REQUIRE USING RESOURCES	72,111,107	66,718,094
c13	+ DEPRECIATION AND AMORTIZATION FOR THE YEAR	31,916,385	30,799,955
c41	+ (-) OTHER ITEMS	40,194,722	35,918,139
c04	RESOURCES PROVIDED OR USED IN OPERATION	(34,558,691)	(134,125,799)
c18	+ (-) DECREASE (INCREASE) IN ACCOUNTS RECEIVABLE	(17,015,933)	(53,802,693)
c19	+ (-) DECREASE (INCREASE) IN INVENTORIES	(2,054,237)	(11,218,038)
c20	+ (-) DECREASE (INCREASE) IN OTHER ACCOUNTS RECEIVABLE	340,214	(8,618,412)
c21	+ (-) INCREASE (DECREASE) IN SUPPLIERS	(8,484,267)	(3,291,086)
c22	+ (-) INCREASE (DECREASE) IN OTHER LIABILITIES	(7,344,468)	(57,195,570)
c06	RESOURCES PROVIDED BY (USED FOR) EXTERNAL FINANCING ACTIVITIES	(23,457,636)	73,377,676
c23	+ BANK FINANCING	8,673,185	38,543,256
c24	+ STOCK MARKET FINANCING	0	31,795,270
c25	+ DIVIDEND RECEIVED	0	0
c26	+ OTHER FINANCING	0	25,702,360
c27	(-) BANK FINANCING AMORTIZATION	(10,785,039)	(20,552,856)
c28	(-) STOCK MARKET FINANCING AMORTIZATION	(15,127,655)	(2,110,354)
c29	(-) OTHER FINANCING AMORTIZATION	0	0
c42	+ (-) OTHER ITEMS	(6,218,127)	0
c07	RESOURCES PROVIDED BY (USED FOR) INTERNAL FINANCING ACTIVITIES	47,792	(2,634,199)
c30	+ (-) INCREASE (DECREASE) IN CAPITAL STOCK	47,792	0
c31	(-) DIVIDENDS PAID	0	(15,880,069)
c32	+ PREMIUM ON ISSUANCE OF SHARES	0	0
c33	+ CONTRIBUTIONS FOR FUTURE CAPITAL INCREASES	0	8,728,616
c43	+ (-) OTHER ITEMS	0	4,517,254
c09	RESOURCES PROVIDED BY (USED FOR) INVESTMENT ACTIVITIES	(58,141,535)	(48,213,562)
c34	+ (-) DECREASE (INCREASE) IN PERMANENT INVESTMENTS	0	0
c35	(-) ACQUISITION OF PROPERTY, PLANT AND EQUIPMENT	(54,482,926)	(48,213,562)
c36	(-) INCREASE IN CONSTRUCTIONS IN PROGRESS	0	0
c37	+ SALE OF OTHER PERMANENT INVESTMENTS	(3,658,609)	0
c38	+ SALE OF TANGIBLE FIXED ASSETS	0	0
c39	+ (-) OTHER ITEMS	0	0

MEXICAN STOCK EXCHANGE

STOCK EXCHANGE CODE: PMXCB

QUARTER: 2 YEAR: 2007

BANCO J.P. MORGAN S.A., INSTITUCION
DE BANCA MULTIPLE J.P. MORGAN
GRUPO FINANCIERO

DATA PER SHARE

CONSOLIDATED INFORMATION

Previous Printing

REF D	CONCEPTS	CURRENT YEAR AMOUNT		PREVIOUS YEAR AMOUNT	
d01	BASIC PROFIT PER ORDINARY SHARE (**)	$ 0.00		$ 0.00	
d02	BASIC PROFIT PER PREFERRED SHARE (**)	$ 0.00		$ 0.00	
d03	DILUTED PROFIT PER ORDINARY SHARE (**)	$ 0.00		$ 0.00	
d04	EARNINGS (LOSS) BEFORE DISCONTINUED OPERATIONS PER COMMON SHARE (**)	$ 0.00		$ 0.00	
d05	DISCONTINUED OPERATIONS EFFECT ON EARNING (LOSS) PER SHARE (**)	$ 0.00		$ 0.00	
d08	CARRYNG VALUE PER SHARE	$ 0.00		$ 0.00	
d09	CASH DIVIDEND ACCUMULATED PER SHARE	$ 0.00		$ 0.00	
d10	DIVIDEND IN SHARES PER SHARE	0.00	shares	0.00	shares
d11	MARKET PRICE TO CARRYING VALUE	0.00	times	0.00	times
d12	MARKET PRICE TO BASIC PROFIT PER ORDINARY SHARE (**)	0.00	times	0.00	times
d13	MARKET PRICE TO BASIC PROFIT PER PREFERENT SHARE (**)	0.00	times	0.00	times

(**) TO CALCULATE THE DATA PER SHARE USE THE NET INCOME FOR THE LAST TWELVE MONTHS.

MEXICAN STOCK EXCHANGE

STOCK EXCHANGE CODE: PMXCB

QUARTER: 2 YEAR: 2007

BANCO J.P. MORGAN S.A., INSTITUCION DE BANCA MULTIPLE J.P. MORGAN GRUPO FINANCIERO

RATIOS

CONSOLIDATED

Previous Printing

REF P	CONCEPTS	CURRENT YEAR		PREVIOUS YEAR	
	YIELD				
p01	NET INCOME TO NET SALES	5.26	%	3.70	%
p02	NET INCOME TO STOCKHOLDERS' EQUITY (**)	72.39	%	633.90	%
p03	NET INCOME TO TOTAL ASSETS (**)	4.19	%	(5.80)	%
p04	CASH DIVIDENDS TO PREVIOUS YEAR NET INCOME	0.57	%	(20.04)	%
p05	RESULT FROM MONETARY POSITION TO NET INCOME	7.96	%	13.42	%
	ACTIVITY				
p06	NET SALES TO NET ASSETS (**)	0.83	times	0.92	times
p07	NET SALES TO FIXED ASSETS (**)	1.40	times	1.54	times
p08	INVENTORIES TURNOVER (**)	6.88	times	7.70	times
p09	ACCOUNTS RECEIVABLE IN DAYS OF SALES	22.65	days	22.55	days
p10	PAID INTEREST TO TOTAL LIABILITIES WITH COST (**)	2.26	%	2.05	%
	LEVERAGE				
p11	TOTAL LIABILITIES TO TOTAL ASSETS	94.20	%	100.91	%
p12	TOTAL LIABILITIES TO STOCKHOLDERS' EQUITY	16.26	times	(110.11)	times
p13	FOREIGN CURRENCY LIABILITIES TO TOTAL LIABILITIES	37.27	%	44.03	%
p14	LONG-TERM LIABILITIES TO FIXED ASSETS	64.72	%	82.61	%
p15	OPERATING INCOME TO INTEREST PAID	10.44	times	13.24	times
p16	NET SALES TO TOTAL LIABILITIES (**)	0.88	times	0.91	times
	LIQUIDITY				
p17	CURRENT ASSETS TO CURRENT LIABILITIES	2.18	times	2.33	times
p18	CURRENT ASSETS LESS INVENTORY TO CURRENT LIABILITIES	1.81	times	1.90	times
p19	CURRENT ASSETS TO TOTAL LIABILITIES	0.33	times	0.29	times
p20	AVAILABLE ASSETS TO CURRENT LIABILITIES	94.61	%	68.38	%
	STATEMENTS OF CHANGES				
p21	RESOURCES FROM NET INCOME TO NET SALES	19.33	%	15.98	%
p22	RESOURCES FROM CHANGES IN WORKING CAPITAL TO NET SALES	(6.74)	%	(24.69)	%
p23	RESOURCES GENERATED (USED) IN OPERATING TO INTEREST PAID	2.42	times	(1.97)	times
p24	EXTERNAL FINANCING TO RESOURCES PROVIDED BY (USED FOR) FINANCING	100.20	%	103.72	%
p25	INTERNAL FINANCING TO RESOURCES PROVIDED BY (USED FOR) FINANCING	(0.20)	%	(3.72)	%
p26	ACQUISITION OF PROPERTY, PLANT AND EQUIPMENT TO RESOURCES PROVIDED BY (USED FOR) INVESTMENT ACTIVITIES	93.70	%	100.00	%

(**) IN THESE RATIOS FOR THE DATA TAKE INTO CONSIDERATION THE LAST TWELVE MONTHS.

MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

During the second quarter of 2007, as expected, crude oil production averaged 3,166 Mbd, 5% less than the 3,329 Mbd produced during the second quarter of 2006. Production of heavy crude oil decreased by 8%, while light and extra-light crude oil production increased by 0.4% and 17%, respectively. Heavy crude oil production decreased primarily due to the decline in production of the Cantarell asset, which was partially offset by a 76 Mbd production increase at the Ku-Maloob-Zaap asset, due to the installation of PB-KU-S platform in May 2007. The increase in light and extra-light crude oil production resulted from the completion of wells in the Litoral de Tabasco project, located in the Southwestern Marine region.

During the second quarter of 2007, natural gas production was 14% greater than the average production recorded in the second quarter of 2006. On June 26, 2007, natural gas production registered a new record of 6,299 MMcf. The increase in non-associated natural gas production, of 429 MMcfd, was primarily due to the activity in the Lankahuasa, Burgos and Veracruz projects, located in the Northern region. The production of associated natural gas increased by 322 MMcfd, due to greater production from the Crudo Marino Ligero project located in the Southwestern Marine region and greater production from wells at Cantarell, in the transition zone of the gas-oil contact, in the Northeastern Marine region.

During the second quarter of 2007, total crude oil processing decreased by 2%, as compared to the same period of the previous year. The decrease was due primarily to scheduled maintenance in the primary plants. Heavy crude oil processing decreased by 9%, while light crude oil processing increased by 2% during the second quarter of 2007. This reflected our strategy to maximize diesel and gasoline production and minimize fuel oil production.

During the second quarter of 2007, production of refined products decreased by 23 Mbd, as compared to the same period of 2006, falling to an average of 1,548Mbd. Fuel oil production decreased by 3% as a result of lower crude processing. Due to the processing of intermediate products in inventory, gasoline production decreased by 0.2%, whereas diesel production increased by 1%.

During the second quarter of 2007, total petrochemicals production was 3,169 thousand tons (Mt), 14% greater than production recorded in the same quarter of 2006. This increase was primarily driven by higher production of methane derivatives and byproducts, primarily due to greater production of ammonia to satisfy the increase in demand for urea production; and an increase in production of ethane derivatives, due to higher production of vinyl chloride resulting from a decrease in downtimes. This increase was partially offset by a decrease in ethylene oxide production, due to lower catalyst activity.

During the second quarter of 2007, crude oil exports averaged 1,725 Mbd, 5% less than the volume recorded during the second quarter of 2006, as a result of lower crude oil production.

Approximately 88% of total crude oil exports were heavy crude oil (Altamira and Maya); the remainder were light and extra-light crude oil (Isthmus and Olmeca). 79% of total crude oil exports were delivered to the United States, while the remaining 21% was distributed among Europe (12%), the rest of the Americas (8%) and the Far East (1%). The weighted average export price of the Mexican crude oil basket was US$56.7 per barrel in the second quarter of 2007, 0.3% higher than the weighted average price of US$56.5 per barrel in the second quarter of 2006.

As a consequence of the increase in natural gas production, exports reached 163 MMcfd during the second quarter of 2007, as compared to 2 MMcfd during the same period in 2006.

Exports of refined products averaged 167 Mbd, 25% fewer than during the second quarter of 2006, primarily due to a decrease in sales of fuel oil and long residue. Naftas and long residue were the main exported refined products.

Petrochemical exports totaled 5 Mt, a decrease of 2% due to lower sales volume of ethane derivatives. Sulphur and ammonia were the main exported products.

MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

In the second quarter of 2007, natural gas imports averaged 346 MMcfd, 41% less than those recorded during the same period in 2006, due primarily to higher natural gas production by PEMEX.

Imports of refined products increased by 20%, from 410 to 494 Mbd. This increase was primarily attributable to greater imports of gasoline, low-sulphur fuel oil and diesel.

Petrochemical imports increased by 16%, to 99 Mt, primarily due to greater domestic demand for methanol. The main imported products were methanol and ethylene.

During the second quarter of 2007, total sales decreased by 5% in constant pesos, as compared to the second quarter of 2006, from Ps. 292.6 billion to Ps. 277.6 billion. This decrease was primarily due to lower crude oil exports.

In the second quarter of 2007, costs and operating expenses increased by 1%, or Ps. 0.8 billion, as compared to the second quarter of 2006, to Ps. 129.3 billion (US$12.0 billion), primarily due to higher product purchases.

In the second quarter of 2007, operating income totaled Ps. 148.3 billion (US$13.7 billion), 10% less than operating income for the second quarter of 2006 of Ps. 164.1 billion.

During the second quarter of 2007, comprehensive financing cost decreased by Ps. 18.7 billion from Ps. 23.3 billion to Ps. 4.6 billion (US$0.4 billion). This reduction resulted primarily from a decrease of Ps. 19.2 billion in foreign exchange loss.

In the second quarter of 2007, other net revenues totaled Ps. 32.8 billion (US$3.0 billion), as compared to Ps. 22.3 billion during the second quarter of 2006, primarily due to revaluation of market positions.

During the second quarter of 2007, income before taxes and duties was Ps. 176.6 billion (US$16.4 billion), as compared to Ps. 163.1 billion recorded in 2006. The 8% increase resulted primarily from a decrease of Ps. 18.7 billion in comprehensive financing cost.

During the second quarter of 2007, taxes and duties paid decreased by 8% in real terms, from Ps. 151.0 billion in the second quarter of 2006 to Ps. 139.5 billion, primarily due to lower crude oil exports.

During the second quarter of 2007, PEMEX recorded net income of Ps. 37.1 billion (US$3.4 billion), this increase is primarily explained by a Ps. 20.0 billion Special Tax on Production and Services (IEPS) credit, and an Ps. 8.0 billion increase in foreign exchange gains, due to the peso appreciation (2.2%) during the second quarter of 2007.

As of June 30, 2007, our assets totaled Ps. 1,248.1 billion (US$115.6 billion), representing an 8% increase, or Ps. 90.4 billion, as compared to total assets as of June 30, 2006.

During the second quarter of 2007 total liabilities increased by 1% as compared to the second quarter of 2006, to Ps. 1,175.8 billion (US$108.9 billion). Short-term liabilities increased by 23%, or Ps. 33.9 billion to Ps. 182.5 billion (US$16.9 billion), primarily as a result of an increase in taxes and in the current portion of long- term debt, which was previously contracted; and long-term liabilities decreased by 3%, or Ps. 26.4 billion to Ps. 993.3 billion (US$92.0 billion), primarily due to a reduction in long-term debt. The reserve for retirement payments increased by 16%, from Ps. 417.7billion to Ps. 483.4 billion (US$44.8 billion).

Equity increased by Ps. 82.9 billion, from Ps. (10.6) billion at June 30, 2006 to Ps. 72.3 billion (or US$ 6.7 billion), at June 30, 2007. The increase in equity was due to a decrease of Ps. 53.0 billion in cumulative net losses, due to net income generated in the second half of 2006 and 2007, and a payment from the government to PEMEX in the amount of Ps. 46.6 billion, paid in accordance with the Federal Expenditure Budget for the 2006 fiscal year.

Notes

Amounts in US dollars are translated at the June 30, 2007 exchange rate of Ps. 10.7946 per US dollar.

MEXICAN STOCK EXCHANGE

STOCK EXCHANGE CODE: PMXCB QUARTER: 2 YEAR: 2007

BANCO J.P. MORGAN S.A. INSTITUCIÓN
DE BANCA MÚLTIPLE JP MORGAN
GRUPO FINANCIERO

MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL
CONDITION AND RESULTS OF OPERATIONS

This report contains forward-looking statements. We may also make written or oral forward-looking statements in our periodic reports to the Mexican National Banking and Securities Commission and the U.S. Securities and Exchange Commission, in our annual report, in our offering circulars and prospectuses, in press releases and other written materials and in oral statements made by our officers, directors or employees to third parties.

We may include forward-looking statements that address, among other things, our drilling and other exploration activities; import and export activities; projected and targeted capital expenditures and other costs, commitments and revenues; and liquidity.

Actual results could differ materially from those projected in such forward-looking statements as a result of various factors that may be beyond our control. These factors include, but are not limited to changes in international crude oil and natural gas prices; effects on us from competition; limitations on our access to sources of financing on competitive terms; significant economic or political developments in Mexico; developments affecting the energy sector; and changes in our regulatory environment.

Accordingly, you should not place undue reliance on these forward-looking statements. In any event, these statements speak only as of their dates, and we undertake no obligation to update or revise any of them, whether as a result of new information, future events or otherwise. These risks and uncertainties are more fully detailed in PEMEX's most recent Form 20-F filing, as amended, with the U.S. Securities and Exchange Commission (www.sec.gov) and the PEMEX prospectus filed with the National Banking and Securities Commission (CNBV) and available through the Mexican Stock Exchange (www.bmv.com.mx). These factors could cause actual results to differ materially from those contained in any forward-looking statement.

The U.S. Securities and Exchange Commission (SEC) permits oil and gas companies, in their filings with the SEC, to disclose only proved reserves that a company has demonstrated by actual production or conclusive formation tests to be economically and legally producible under existing economic and operating conditions. We use certain terms in this document, such as total reserves, probable reserves and possible reserves, that the SEC's guidelines strictly prohibit us from including in filings with the SEC. Investors are urged to consider closely the disclosure in our Form 20-F, as amended, "File No. 0-99", available from us at www.pemex.com or Marina Nacional 329, Floor 38, Col. Huasteca, Mexico City 11311 or at (52 55) 1944 9700. You can also obtain this Form from the SEC 's website, www.sec.gov. Investors are also welcome to review the annual report to the CNBV, available at www.pemex.com.

EBITDA and free cash-flow are non-US GAAP measures.

FINANCIAL STATEMENTS NOTES

(Figures in thousands of pesos with the acquisition power of June 30, 2007 and in thousands of dollars)

1. Basis of presentation

The consolidated financial statement of Petróleos Mexicanos, Subsidiary Entities and Subsidiary Companies ("PEMEX"), as of June 30, 2007 and 2006 and for the six month periods ended on these dates are not audited. In the Management opinion, all adjustments (mainly consisting in recurrent adjustments) that are necessary for a fair presentation of the consolidated financial statements have been included. The interim results of the periods are not necessarily an indicative of the whole year.

For the purposes of these non audited interim consolidated financial statements, certain information and disclosure that are usually included in the financial statements prepared under Financial Reporting Standard (FRS) in Mexico, have been condensated or omitted. These non-audited consolidated financial statements should be read in conjunction with the audited consolidated financial statements and their notes, as of December 31, 2006.

2. Significant accounting policies

The accompanying consolidated financial statements have been prepared in conformity with FRS as issue dby the Consejo Mexicano para la Investigación y Desarrollo de Normas de Información Financiera("CINIF"). Until 2003, the recognition of inflation was taken in accordance with the Financial Reporting Standard ("NIF") 06-BIS "A" Section A, as issued by the Ministry of Finance and Public Credit ("SHCP") and by the General Comptroller's Office ("SFP"), which forced PEMEX to adopt the Bulletin B-10, "Recognition of the inflation effects on the financial information" ("Bulletin B-10") at the end of the year. In accordance with the mentioned rules the Consolidated Financial Information as of June 30, 2006, are presented on the same bases of 2007.

3. Foreign currency position

As of June 30, 2007 and 2006, the consolidated financial statements of PEMEX include monetary assets and liabilities as follows:

	Amounts in foreign currency (Thousands)				
	Assets	Liabilities	Long (short) position	Exchange rate	Amounts in pesos
2007:					
U.S. dollars	16,420,186	(36,628,394)	(20,208,208)	10.79460	(218,139,522)
Japanese Yen	-	(134,481,357)	(134,481,357)	0.08744	(11,759,050)

Pounds Sterling	304	(416,360)	(416,056)	21.65073	(9,007,916)
Euros	49,881	(6,146,808)	(6,096,927)	14.58351	(88,914,595)
Net-short position before Foreign-currency hedging					(327,821,083)
2006:					
U.S. dollars	13,794,528	(43,143,944)	(29,349,416)	11.2723	(330,835,421)
Japanese Yen	7,450	(155,580,617)	(155,573,167)	0.0986	(15,339,514)
Pounds Sterling	245	(416,305)	(416,060)	20.8380	(8,669,858)
Euros	2,663	(4,264,343)	(4,261,680)	14.3981	(61,360,095)
Net-short position before Foreign-currency hedging					($416,204,888)

4. Cash and Cash Equivalents

As of June 30, 2007 and 2006 the accounts, notes and other are as follows:

	2007	2006
Cash in banks	$ 54,337,043	$ 44,631,082
Realizable values	118,287,241	56,989,492
	$ 172,624,284	$101,620,574

5. Accounts, notes receivable and other

As of June 30, 2007 and 2006 the accounts, notes and other are as follows:

	2007	2006
Trade-domestic	$49,977,025	$57,651,455
Trade-foreign	25,716,519	23,261,444
Mexican Government, advance payments on minimum guaranteed dividends	4,529,469	127,670
Employees and officers	3,191,377	3,043,062
Specific fund trade commission	30,434,490	21,089,730
Ordinary Hydrocarbon Duty pay in excess	1,068,284	-
Other accounts receivable	38,518,714	78,549,450
Less:		
Allowance for doubtful accounts	(1,524,812)	(2,642,376)
Total	$151,911,066	$181,080,435

6. Inventories

FINANCIAL STATEMENTS NOTES

As of June 30, 2007 and 2006 inventories are as follows:

	2007	2006
Crude oil, refined products, derivatives, and petrochemical products	$63,684,626	$57,936,450
Materials and supplies in stock	4,791,727	4,666,375
Materials and products in transit	100,374	2,972,901
Less:		
Allowance for slow-moving inventory and obsolescence reserve	(1,375,720)	(1,454,177)
Total	$67,201,007	$64,121,549

7. Properties and equipment

As of March 31, 2007 and 2006 the balances of this concept, net of accumulated depreciation and amortization, are as follows:

	2007	2006
Land	$41,102,326	$41,419,726
Buildings	44,181,418	40,726,263
Wells	425,131,368	374,187,318
Plants	349,525,028	339,561,496
Perforation equipment	21,583,400	22,021,964
Furniture and equipment	34,164,177	32,593,744
Transportation equipment	13,434,250	13,631,362
Offshore plataforms	147,315,476	125,248,846
Pipelines	278,028,673	261,378,063
	1,354,466,116	1,250,768,782
Accumulated depreciation	(700,613,076)	(641,304,094)
	653,853,040	609,464,688
Improductive fixed assets	739,498	827,452
Construction in progress	82,119,801	79,874,853
Total	$736,712,339	$690,166,993

The depreciation of fixed assets and amortization of wells at the end of June 30, 2007 and 2006, recognized in cost and operating expenses, was Ps. 31,916,385 and Ps. 30,799,925, respectively.

8. Long-term debt

During the period from January 1 to June 30, 2007, Petróleos Mexicanos undertook the following financial activities:

FINANCIAL STATEMENTS NOTES

Petróleos Mexicanos obtained US$7,310 guaranteed by export credit agencies. During the same period the Master Trust obtained US$782,267, also guaranteed by export credit agencies for PIDIREGAS project financing.

During the period from January 1 to June 30, 2007, Master Trust repurchased, in the open market, certain amount of American dollars, from its bonds debt, with maturities between 2008 and 2007, thus as an amount of its perpetual bonds denominated in American dollars. The whole principal repurchased in this program ascended to US $1,139,696. This titles were cancelled after its repurchase.

During the period from January 1 to June 30, 2006, the significant financial operations were the following:

Petróleos Mexicanos obtained US $47,440 from guaranteed lines by exportat credit agencies and US $3,300,000 from revolving credit lines.

During the same period, the Master Trust obtained US $327,148 from guaranteed lines by export credit agencies for financing the PIDIREGAS projects and took place a refinancing operation of syndicated revolving credit line for US $4,250,000 divided in two tranches, US $1,500,000 and US $2,750,000 in a period of 5 and 7 years respectively.

On January 4, 2006, Petróleos Mexicanos, used US $800,000 of the syndicated revolving credit line of US $1,250,000, in two tranches, A and B, of US $400,000 each one; tranche A, at a rate LIBOR to one month plus 0.30 %, and tranche B, at a rate LIBOR to one month plus 0.45 %; both tranches were paid on February 3, 2006, leaving the whole credit line available.

On February 2, 2006, the Master Trust issued bonds in the amount of US $1,500,000, of which US $750,000 were issued at a rate of 5.75 % due in 2015, and US $750,000 at a rate of 6.625 % due in 2035. This issue was a reopening of a previous issue that was launched on June 8, 2005.

On June 16, 2006, Petróleos Mexicanos issued stock exchange certificates for Ps.10,000,000 (nominal value), thru the Fideicomiso F/163, with maturity on June 2014.

9. Comprehensive gain (loss)

The comprehensive gain (loss) for the periods ended June 30, 2007 and 2006, is analyzed as follows:

	2007	2006
Net gain for the period	$26,968,071	$20,127,092
Effect of restatement of the year – Net	5,023,552	13,022,910

Derivative financial instruments	100,039	4,294,759
Labor reserve effect	(50)	(931,371)
Comprehensive gain for the year	$32,091,612	$36,513,390

10. Commitments:

a. PEMEX has entered into a nitrogen supply contract for the pressure maintenance program at the Cantarell field that expires in 2015. At June 30, 2007, the value of the nitrogen to be supplied during the term of the contract is approximately Ps. 11,593,116. In the event of the annulment of the contract and depending on the circumstances, PEMEX would be required to purchase the nitrogen production plant in accordance with the terms of the contract.

The future payments in connection with this contract are estimated as follows:

2007	$1,156,890
2008	1,595,447
2009	1,244,284
2010	1,244,284
2011	1,244,284
2012 1st half of the year	602,728
2012 follows	4,505,199
Total	$11,593,116

b. During 2005, a contract was awarded for the construction of a vessel named FPSP (Floating Production, Storage and Offoading). Its basic function is the receipt and process (Separation of oil and gas), it will increase our production flexibility in the Northeast Marine region and it will blend different types of crude oil in order to maintain a Maya type mix and satisfy the export market, it will increase our storage capacity by 2.2 million barrels and it will establish an additional offloading position with a maximum capacity of 1.2 million barrels per day.

The operation and construction contract of the ship considers a horizon of 15 years and an investment of US$758,000.

In agreement with the contract, the receipt of the ship by PEP was in June 2007.

In June 2007, the 50% of the active payment was performed in the amount of US$379,000.

c. During 2003, 2004 and 2005, PEMEX, has implemented FPWCs. In connection with these contracts the contractor, on his own cost, has to administer and support the execution of the works of the FPWCs, which are grouped in the categories of development, infrastructure and maintenance. The estimated value of the FPWCs, as of June 30, is as follows:

As of June:

Contracting Date	Block	2007
February 9, 2004	Olmos	US$343,574
November 21, 2003	Cuervito	260,072
November 28, 2003	Misión	1,035,580
November 14, 2003	Reynosa-Monterrey	2,437,196
March 8, 2003	Fronterizo	264,977
March 9, 2004	Pandura-Anáhuac	900,392
March 23, 2005	Pirineo	645,295
Total		US$5,887,086

d. PEMEX, through its subsidiaries PMI, has sale contracts for crude oil with foreign companies in international markets. The terms and conditions of these contracts are particular for each customer and its duration could be undefined (evergreen contract) in some cases existing minimal obligatory periods (long term contracts).

11. Contingencies

a. As of June 30, 2007, PEMEX is involved in various civil, tax, criminal, labor, commercial, arbitration and administrative lawsuits, the final resolution of which is pending as of the date of these financial statements. At June 30, 2007, PEMEX had accrued Ps. 9,807,201 related to these contingent liabilities.

Based on the information available, the total claim amount for these lawsuits totals approximately Ps. 37,454,328 at June 30, 2007. Among these lawsuits, we find the following:

I. Pemex-Refining is currently involved in arbitration proceeding (11760/KGA) with Conproca, S.A. de C.V. ("Conproca") pursuant to which Conproca is seeking payment of U.S.$633,100. PEMEX filed a counter-claim against Conproca in the amount of U.S.$907,000.

The second liability hearing was held in January 2007 and the by the arbitration panel and its experts inspected different facilities of PEMEX in connection with the arbitration. On April 4, 2007, the parties submitted their pleadings in connection with the second hearing. The arbitration panel will issue a partial or provisional award on this matter.

FINANCIAL STATEMENTS NOTES

II. Construcciones Industriales del Golfo, S.A. de C.V. filed a civil claim against Pemex-Exploration and Production, (exp. 40/2004-VII), for a total amount of Ps. 15,237 plus U.S. $219,584 for the removal of deposits in the Salamanca refinery. A final judgment is still pending.

III. Unión de Sistemas Industriales, S. A. filed a civil claim against Pemex-Refining (exp. 202/2003), for Ps. 393,095. The trial is in the evidentiary stages. As of this date, a third expert's opinion is still pending to be issued.

IV. Corporación Mexicana de Mantenimiento Integral, S. de R. L. de C. V. ("COMMISA") filed an arbitration claim before the International Court of Arbitration of the International Chamber of Commerce (the "ICA") against Pemex-Exploration and Production (IPC-01) for breach of a construction agreement in connection with two platforms in the Cantarell complex. Pemex-Exploration and Production has filed a counterclaim against COMMISA.

On November 28, 2006, the ICA issued a preliminary award declaring its jurisdiction. On January 26, 2007, Pemex-Exploration and Production filed a detailed counterclaim seeking U.S. $125,897 and Ps. 41,513. Based on the detailed claim, COMMISA is seeking U.S. $292,043 and Ps. 37,537. Pemex-Exploration and Production and COMMISA are required to file a response to the detailed claim and conterclaim, respectively, before August 10, 2007. Both parties are required to file its rejoinders before October 10, 2007.

V. An arbitration proceeding before the ICA was filed by COMBISA, S. de R. L. de C. V. against Pemex-Exploration and Production (IPC-22) seeking U.S. $235,770 for the alleged breach of a construction agreement in connection with three platforms in the Cantarell complex. Pemex-Exploration and Production filed a counterclaim seeking approximately U.S. $12,294.

The arbitral hearing ended December 1, 2006. On January 31, 2007, the parties filed their concluding briefs. A final decision is still pending.

VI. COMMISA filed a claim before the ICA against Pemex-Exploration and Production (IPC-28) seeking approximately U.S. $142,400 and Ps. 40,199 for, among other things, the breach of a contract related to two vessels named Bar Protector and Castoro 10 in Cantarell complex. Pemex-Exploration and Production filed a counterclaim in the amount of U.S. $2,057 and Ps. 488.

On March 12, 2007, the proceedings to furnish additional evidence concluded. The final decision is still pending, which we expect before August 31, 2007.

VII. A civil claim was filed by Asociación de Transportistas al Servicio de Petróleos Mexicanos, Clientes o Empresas Sustitutos, A. C. against Pemex-Refining (exp. 262/2005-II) seeking approximately Ps. 1,647,629 for damages in connection with the suspension of a tank truck transportation agreement. The trial is in the evidentiary stages.

FINANCIAL STATEMENTS NOTES

VIII. A civil claim was filed by Asociación de Transportistas al Servicio de Petróleos Mexicanos, Clientes o Empresas Sustitutos, A. C. against Pemex-Refining (exp. 271/2005-I) asserting that Pemex-Refining should authorize the plaintiff to replace tank trucks older than ten years in accordance with the tank truck transportation agreement mentioned in paragraph viii. A final hearing is pending.

IX. A request for Constitutional relief known as an amparo was filed by Minera Carbonífera Río Escondido, S.A. de C.V. and Minerales Monclova, S.A. de C.V. against several officers of PEMEX and Pemex-Exploration and Production, claiming that the construction contract 414105826 is unconstitutional because the officers who executed the agreement did not have the appropriate authority.

As of the date of this filing, a third expert's opinion is still pending, as well as the constitutional hearing.

X. An arbitration proceeding before the ICA filed by TEJAS GAS DE TOLUCA, S. de R. L. de C. V. against Gas Natural México S. A. de C. V. ("GNM") and Pemex-Gas and Basic Petrochemicals seeking compliance with a Memorandum of Understanding and its annexes, which was executed for the construction and operation of the Palmillas-Toluca pipeline, as well as for the execution of a transportation agreement.

As of this date, the artbitration panel has not been integrated and the initial arbitration report is still pending.

XI. In connection with the claims filed by a group of Congressmen from the LIXth Legislature against Pemex-Exploration and Production related to the Financed Public Works Contracts program (FPWC) (formely known as Multiple Services Contracts), as of this date only one claim remain pending since Pemex-Exploration and Production obtained a favorable judgement in the other similar claims filed by this plaitiffs.

In the civil claim related to the FPWC entered into between Pemex-Exploration and Production and Repsol Exploración México, S.A. de C.V. for the Reynosa-Monterrey natural gas production block. Pemex-Exploration and Production filed a motion arguing that the plaintiffs lacked standing, which motion was granted on June 10, 2005. This decision was appealed by the plaintiffs, and such appeal was subsequently denied. The plaintiffs filed an *amparo* against this resolcution, which was denied in October, 2006 and the resolution confirmed.

The remain claim relates to the FPWC entered into between Pemex-Exploration and Production and PTD Servicios Múltiples, S. de R.L. de C.V. for the Cuervito natural gas production block.

The Juzgado Noveno de Distrito en Materia Civil del Distrito Federal (Ninth Civil District Court) in Mexico City issued a judgment declaring that the plaintiffs did not have standing. An appeal was filed by the plaintiffs, which was denied on April 3, 2006. The plaintiffs filed an amparo before the Sexto Tribunal Colegiado en Materia Civil del Primer Circuito (Sixth Civil Joint Court of the First Circuit) against the resolution that denied their appeal. On November 24, 2006, the Sixth Civil Joint Court granted an amparo. In response to the resolution granted by this Court, PTD Servicios Múltiples, S. de R.L. de C.V. and Petróleo Brasileiro México, S. de R.L. de C.V. filed an appeal for review before the Supreme Court of Justice, which was denied. The First Unitary Court issued a new resolution revoking its previous one and stated that the lack of standing motion was groundless. In response to this resolution, Pemex-Exploration and Production filed an *amparo* as a third injured party before the Tercer Tribunal Unitario en Materia Civil y Administrativa del Primer Circuito (Second Unitary Civil and Administrative Court of the First Circuit). On February 21, 2007, the *amparo* was denied. As of this date, Pemex-Exploration and Production has not been summoned since the trial is suspended due to an appeal filed by PTD Servicios Múltiples, S. de R.L. de C.V.

The result of these proceedings is uncertain since their final resolution will be issued by the appropiate authorities.

12. Business segment information

PEMEX operates in different activities, since it is devoted to the exploration and production of crude oil and natural gas, as well as to the process and distribution of refined and petrochemical products. The principal business segment information without considering the eliminations for the consolidated financial statements effects, is as follows:

	Exploration and Production	Refining	Gas and Basic Petrochemicals	Petrochemicals	Corporate and Subsidiary Companies
As at June 30 2007					
Trade Income:					
External Costumers	$ -	$199,863,039	$68,428,781	$10,554,480	$233,679,912
Intersegments	398,043,591	19,394,721	19,655,398	8,028,558	39,438,097
Operating Gain (loss)	310,205,957	(33,315,681)	7,112,805	(6,422,782)	847,403
Net gain (loss)	30,802,330	(8,683,698)	6,274,817	(6,718,628)	32,977,102
Total Assets	1,164,472,697	368,169,048	136,311,984	70,924,741	2,227,938,465
As at June 30 2006					
Trade Income:					
External	$ -	$195,052,251	$68,058,292	$9,798,388	$270,282,553

Costumers Intersegments	439,840,761	22,262,359	42,132,466	4,153,060	83,037,415
Operating Gain (loss).	350,360,891	(36,424,917)	6,704,276	(7,329,549)	(3,415,598)
Net gain (loss)	32,762,359	(19,600,699)	5,990,603	(9,362,590)	27,964,821
Total Assets	939,635,966	371,988,029	121,485,285	120,478,432	1,813,097,063

MEXICAN STOCK EXCHANGE

STOCK EXCHANGE CODE: PMXCB

QUARTER: 2 YEAR: 2007

BANCO J.P. MORGAN S.A., INSTITUCION DE BANCA MULTIPLE J.P. MORGAN GRUPO FINANCIERO

ANALYSIS OF INVESTMENTS IN SHARES

CONSOLIDATED

SUBSIDIARIES

Previous Printing

COMPANY NAME	MAIN ACTIVITIES	NUMBER OF SHARES	% OWNERSHIP
Integrated Trade System, Inc.	Serv.de procur. en el mercado internal.	8,860	100.00
Kot Insurance Company, AG.	Reaseguradora	7,000,000	100.00
P.M.I. Comercio Internacional, S.A de C.V.	Comercializadora Int.de crudo	2,214,241	98.33
P.M.I. Holdings, B.V.	Tenedora de acciones	40	100.00
P.M.I. Holdings Petróleos España, S.L.	Tenedora de acciones	6,200	100.00
P.M.I. Trading, Ltd.	Comercializadora Int. Petrolíferos	4,900	48.51
P.M.I. Marine, Ltd.	Compra venta de crudo	230,275	100.00
Mex-Gas International, Ltd.	Comercializadora de gas	1,000	100.00

MEXICAN STOCK EXCHANGE

STOCK EXCHANGE CODE: PMXCB QUARTER: 2 YEAR: 2007

BANCO J.P. MORGAN S.A., INSTITUCION DE BANCA MULTIPLE J.P. MORGAN GRUPO FINANCIERO

ANALYSIS OF INVESTMENTS IN SHARES

CONSOLIDATED

ASSOCIATES

Previous Printing

COMPANY NAME	MAIN ACTIVITIES	NUMBER OF SHARES	% OWNERSHIP	TOTAL AMOUNT (Thousands of Mexican	
				ACQUISITION COST	BOOK VALUE
Repsol YPF	Compañia petrolera	59,404,128	4.94	0	25,399,891
Deer Park Refining Limited	Compañia refinadora	1	50.00	732,475	7,496,562
Mexicana de Lubricantes, S.A. de C.V. (Mexlub)	Comercializadora de lubricantes	17,879,561	46.85	178,796	152,182
Gasoductos de Chihuahua, S. de R.L. de C.V	Transportaciòn de gas	393,049,321	50.00	393,579	1,598,020
I.I.I., S.A	Tenedora de activos	62,167,264	100.00	62,167	1,075,916
Cia. Mexicana de Exploraciones, S.A. de C.V	Exploraciòn de suelos y mares	25,333,847	60.00	8,152	287,440
Pan American Suphur Company, Ltd.	Almacenaje y distribución de azufre	1,498	99.87	5,271	11,058
Pasco Terminals	Almacenaje de ácido sulfùrico	1,000	100.00	47,325	25,896
Otras inversiones		1	0.00	0	908,491
Estimación de Fluctuación en Inversiones		1	0.00	0	(772,541)
TOTAL INVESTMENT IN ASSOCIATES				1,427,765	36,182,915
OTHER PERMANENT INVESTMENTS					139,905
TOTAL				1,427,765	36,322,820

NOTES

Los montos de porcentaje de tenencia que aparecenen cero se deben a que el sistema automáticamente pone un cero cuando no se incorpora un dato. No se incorpora dato para otras inversiones ya que corresponde a diversas otras inversiones en acciones con distintos porcentajes de participación.

Se capturó en la columna de número de acciones el número uno por motivos de validación, ya que no se cuenta con acciones en dichas compañías.

MEXICAN STOCK EXCHANGE

STOCK EXCHANGE CODE: PMXCB

BANCO J.P. MORGAN S.A., INSTITUCION
DE BANCA MULTIPLE J.P. MORGAN
GRUPO FINANCIERO

QUARTER: 2 YEAR: 2007

CREDITS BREAK DOWN

(Thousands of Mexican Pesos)

CONSOLIDATED

Previous Printing

Credit Type / Institution	With foreing Institution (1)	Date of contract	Amortization Date	Interest Rate	Amortization of Credits Denominated in Pesos (Thousands of $)						Amortization of Credits in Foreign Currency (Thousands of $)					
					Time Interval						Time Interval					
					Current Year	Until 1 Year	Until 2 Year	Until 3 Year	Until 4 Year	Until 5 Year	Current Year	Until 1 Year	Until 2 Year	Until 3 Year	Until 4 Year	Until 5 Year
BANKS																
FOREIGN TRADE																
BANCO SANTANDER MEXICANO, S	NOT APPLIED	19/11/2004	23/11/2012	7.71	0	0	3,000,000	0	0	0						
BANCO JPMORGAN, SA, INSTITUC	NOT APPLIED	29/10/2004	06/11/2012	11.00	0	0	4,000,000	0	0	0						
BANCA SERFIN S.A. (6) (11)	NOT APPLIED	26/03/2004	30/03/2009	7.71	444,444	444,445	888,889	0	0	0						
BBVA BANCOMER, S.A. SUCURSAL	NOT APPLIED	18/12/2003	23/12/2008	8.40	1,027,500	0	1,027,500	0	0	0						
BBVA BANCOMER, S.A. SUCURSAL	NOT APPLIED	16/12/2004	20/12/2012	10.55	0	0	4,000,000	0	0	0						
BBVA BANCOMER, S.A. SUCURSAL	NOT APPLIED	18/12/2003	23/12/2008	7.71	2,472,500	0	2,472,500	0	0	0						
INTERESES DEVENGADOS NO PAGA	NOT APPLIED		31/12/2007	0.00	60,368	0	0	0	0	0						
GENERAL ELECTRIC CAPITAL COR	YES	01/04/1998	02/07/2007	8.98							726,764	0	0	0	0	0
NACIONAL FINANCIERA, S N C.	NOT	10/06/2004	15/12/2009	4.20							105,162	105,162	210,324	105,162	0	0
NACIONAL FINANCIERA, S N C.	NOT	23/12/2002	29/12/2008	5.58							0	0	1,079,480	0	0	0
BANCO SANTANDER MEXICANO, S.	NOT	17/09/2003	19/09/2013	5.44							53,973	53,973	107,946	107,946	107,946	269,865
BANCO NACIONAL DE COMERCIO E	NOT	26/06/2003	30/06/2018	5.44							215,892	107,945	215,892	215,892	215,892	1,511,244
BANCA SERFIN S.A. (1) (8)	NOT	23/04/2003	28/04/2008	5.32							0	1,079,480	0	0	0	0
CITIBANK N.A. (1) (8)	YES	12/05/2008	18/06/2013	5.35							0	0	0	0	16,191,900	29,885,150
INTERESES DEVENGADOS NO PAGA	NOT		31/12/2007	0.00							580,638	0	0	0	0	0
CONPROCA, S.A. DE CV (1) (	NOT	26/11/1997	15/06/2010	8.40							1,022,120	0	3,331,225	2,460,533	0	0
INTERESES DEVENGADOS NO PAGA	NOT		15/06/2007	0.00							27,815	0	0	0	0	0
FSO INC. (1) (7)	NOT	14/09/1998	14/09/2008	15.00							165,692	0	216,754	0	0	0
CONTRATOS DE SERVICIOS MULTI	NOT	01/02/2006	31/01/2011	5.38							1,008,052	0	957,072	544,398	209,757	21,528
SECURED																
NACIONAL FINANCIERA, S.N.C.	NOT	07/11/1990	20/11/2015	2.90							140,912	140,912	281,825	281,825	281,825	1,268,210
A/S EXPORTFINANS (1) (7)	YES	16/11/1998	18/10/2008	4.90							22,908	22,658	3,730	0	0	0
A/S EXPORTFINANS (1) (7)	YES	15/10/2001	30/03/2014	3.76							172,356	158,305	209,368	172,310	172,310	320,711
ABN AMRO BANK, N.V. (1) (7	YES	23/12/2002	30/03/2014	4.50							95,839	95,839	191,677	191,677	191,677	575,032
ABN AMRO BANK, N.V. (1) (8	YES	03/12/2001	30/06/2010	5.36							29,614	29,614	59,229	59,229	0	0
ABN AMRO BANK, N.V. (1) (8	YES	27/08/2002	27/08/2012	5.39							4,085	4,085	8,170	8,170	8,170	12,255
ABN AMRO BANK, N.V. (1) (8	YES	03/11/2005	25/06/2015	5.37							190,493	190,493	380,986	380,986	380,986	1,523,944
ABN AMRO BANK, N.V. (1) (8	YES	30/12/1998	20/02/2010	7.42							202,554	202,554	405,108	405,108	0	-0
ABN AMRO BANK, N.V. (1) (8	YES	11/06/2001	20/12/2012	5.37							161,919	161,919	323,838	323,838	323,838	485,757
ABN AMRO BANK, N.V. (1) (8	YES	13/07/2004	15/06/2014	5.35							190,493	190,493	380,986	380,986	380,986	808,420
ABN AMRO BANK, N.V. (1) (8	YES	30/11/2006	15/12/2016	5.37							158,744	158,744	317,488	317,488	317,488	1,428,697
ABN AMRO BANK, N.V. (1) (8	YES	30/09/2002	15/12/2013	5.35							161,919	161,919	323,838	323,838	323,838	563,262
ABN AMRO BANK, N.V. (1) (8	YES	03/01/2003	01/10/2012	5.32							10,294	10,294	20,589	20,589	20,589	30,883

MEXICAN STOCK EXCHANGE

STOCK EXCHANGE CODE: PMXCB

QUARTER: 2 YEAR: 2007

BANCO J.P. MORGAN S.A., INSTITUCION DE BANCA MULTIPLE J.P. MORGAN GRUPO FINANCIERO

CREDITS BREAK DOWN

(Thousands of Mexican Pesos)

CONSOLIDATED

Previous Printing

Credit Type / Institution	With foreing institution (1)	Date of contract	Amortization Date	Interest Rate	Amortization of Credits Denominated in Pesos (Thousands of $)						Amortization of Credits in Foreign Currency (Thousands of $)					
					Time Interval						Time Interval					
					Current Year	Until 1 Year	Until 2 Year	Until 3 Year	Until 4 Year	Until 5 Year	Current Year	Until 1 Year	Until 2 Year	Until 3 Year	Until 4 Year	Until 5 Year
ABN AMRO BANK, N.V. (1) (8	YES	01/03/2003	01/06/2012	5.35							90,319	90,319	180,637	180,637	180,637	180,637
ABN AMRO BANK, N V. (1) (8	YES	02/03/2000	01/04/2011	5.34							215,892	215,892	431,784	431,784	292,028	0
BANCO SANTANDER CENTRAL HISP	YES	04/02/2002	28/03/2008	4.33							66,542	33,447	0	0	0	0
BANCO SANTANDER CENTRAL HISP	YES	10/04/2003	23/06/2011	5.38							29,296	29,296	56,102	34,222	8,530	0
BANCO SANTANDER CENTRAL HISP	YES	28/02/2007	18/08/2014	5.35							77,104	77,104	154,209	154,209	154,209	462,626
BARCLAYS BANK,P.L.C. (1) (	YES	03/07/2003	20/03/2014	5.32							25,722	25,722	51,445	51,445	51,445	154,334
BARCLAYS BANK,P.L.C. (1) (	YES	25/06/2001	20/06/2013	5.37							70,165	70,165	140,330	140,330	140,330	280,660
BARCLAYS BANK,P.L.C. (1) (	YES	10/06/2004	16/12/2013	5.35							126,996	126,995	253,991	253,991	253,991	561,954
BARCLAYS BANK,P.L.C. (1) (	YES	22/12/1999	15/12/2010	5.36							86,972	86,972	173,944	173,944	86,972	0
BARCLAYS BANK,P.L.C. (1) (	YES	14/03/2003	11/12/2013	5.32							107,946	107,946	215,892	215,892	215,892	440,204
BNP PARIBAS (1) (8)	YES	30/11/2006	25/06/2015	5.38							222,242	222,242	444,484	444,484	444,484	1,777,934
BNP PARIBAS (1) (8)	YES	03/11/2006	25/01/2016	5.39							253,991	253,991	507,981	507,981	507,981	2,031,925
BNP PARIBAS (1) (8)	YES	16/05/2003	18/03/2014	5.33							215,892	215,892	431,784	431,784	431,784	1,295,352
BNP PARIBAS (1) (8)	YES	07/03/2005	05/08/2014	5.33							253,991	253,991	507,981	507,981	507,981	1,523,944
CALYON NEW YORK BRANCH (1)	YES	30/11/2006	25/02/2017	5.41							0	0	1,649	3,299	3,299	19,794
J.P. MORGAN CHASE (1) (8)	YES	03/02/2000	06/03/2012	5.32							33,384	33,384	66,769	66,769	66,769	46,770
DEUTSCHE BANK (1) (8)	YES	08/11/2002	16/12/2013	5.40							12,807	12,807	25,613	25,613	20,743	51,859
DRESDNER BANK AG (1) (8)	YES	01/03/2003	01/08/2012	5.35							129,096	129,096	258,191	258,191	258,191	239,986
EXPORT DEVELOPMENT CANADA (	YES	04/07/2003	29/06/2016	5.35							107,946	107,946	215,892	215,892	215,892	765,622
EXPORT DEVELOPMENT CANADA (	YES	09/02/1999	16/04/2013	5.37							23,569	18,345	28,367	20,239	14,958	5,984
EXPORT DEVELOPMENT CANADA (	YES	22/12/1999	16/12/2010	5.35							107,946	107,946	215,892	215,892	107,946	0
HSBC BANK, PLC (1) (7)	YES	19/10/1999	29/10/2007	6.16							10,753	0	0	0	0	0
HSBC BANK, PLC (1) (7)	YES	26/11/1999	26/09/2011	5.92							43,399	43,399	56,398	56,398	56,398	24,463
HSBC BANK, PLC (1) (7)	YES	02/06/2006	26/10/2015	5.45							6,555	6,555	13,110	13,110	13,110	56,277
HSBC BANK, PLC (1) (8)	YES	19/10/1999	17/04/2014	5.37							10,335	10,335	20,670	20,670	20,670	62,010
HSBC BANK, PLC (1) (8)	YES	30/11/2004	31/07/2013	5.40							24,645	24,645	49,290	49,290	49,290	123,226
HSBC BANK, PLC (1) (8)	YES	07/06/2006	30/11/2013	5.36							18,856	18,856	37,711	37,711	37,711	94,278
HSBC BANK, PLC (1) (8)	YES	23/09/2005	30/05/2014	5.35							4,595	4,595	9,191	9,191	9,191	27,573
HSBC BANK, PLC (1) (8)	YES	24/06/2006	30/05/2014	5.35							1,071	1,071	2,142	2,142	2,142	6,425
HSBC BANK, PLC (1) (8)	YES	14/11/2005	30/06/2017	5.37							0	0	13,567	27,134	27,134	162,803
HSBC BANK, PLC (1) (8)	YES	29/06/2005	30/04/2013	5.42							15,850	15,850	31,700	31,700	31,700	63,399
HSBC BANK, PLC (1) (8)	YES	18/02/2005	28/10/2013	5.42							3,546	3,546	7,092	7,092	7,092	17,730
HSBC BANK, PLC (1) (8)	YES	05/04/2006	27/12/2014	5.37							9,050	9,050	18,099	18,099	18,099	63,348
HSBC BANK, PLC (1) (8)	YES	04/04/2006	23/11/2014	5.37							10,479	10,479	20,959	20,959	20,959	73,356
HSBC BANK, PLC (1) (8)	YES	07/11/2006	22/07/2015	5.39							20,459	20,459	40,917	40,917	40,917	118,056

MEXICAN STOCK EXCHANGE

STOCK EXCHANGE CODE: PMXCB

QUARTER: 2 YEAR: 2007

BANCO J.P. MORGAN S.A., INSTITUCION
DE BANCA MULTIPLE J.P. MORGAN
GRUPO FINANCIERO

CREDITS BREAK DOWN

(Thousands of Mexican Pesos)

CONSOLIDATED

Previous Printing

Credit Type / Institution	With foreing Institution (1)	Date of contract	Amortization Date	Interest Rate	Amortization of Credits Denominated in Pesos (Thousands of $) — Time Interval						Amortization of Credits in Foreign Currency (Thousands of $) — Time Interval					
					Current Year	Until 1 Year	Until 2 Year	Until 3 Year	Until 4 Year	Until 5 Year	Current Year	Until 1 Year	Until 2 Year	Until 3 Year	Until 4 Year	Until 5 Year
HSBC BANK, PLC (1) (8)	YES	25/08/2004	20/11/2013	5.30							5,655	5,655	11,310	11,310	11,310	24,950
HSBC BANK, PLC (1) (8)	YES	19/08/2005	16/09/2014	5.30							15,308	15,308	30,616	30,616	30,616	107,155
HSBC BANK, PLC (1) (8)	YES	20/09/2004	14/02/2014	5.39							18,323	18,323	36,646	36,646	36,646	109,937
HSBC BANK, PLC (1) (8)	YES	06/06/2006	12/07/2011	5.37							14,239	14,239	28,477	28,477	28,477	14,239
HSBC BANK, PLC (1) (8)	YES	23/11/2004	09/01/2013	5.36							28,353	28,353	56,706	56,706	56,706	113 412
HSBC BANK, PLC (1) (8)	YES	14/06/2003	06/10/2014	5.37							65,919	65,919	131,839	114,507	114,507	339,970
HSBC BANK, PLC (1) (8)	YES	09/12/2005	08/11/2013	5.36							19,289	19,289	38,577	38,577	38,577	96,444
HSBC BANK, PLC (1) (8)	YES	02/04/2007	31/07/2015	5.34							38,285	38,285	76,571	76,571	76,571	344,569
HSBC BANK, PLC (1) (8)	YES	18/01/2007	31/01/2015	5.32							5,402	5,402	10,804	10,804	10,804	43,216
HSBC BANK, PLC (1) (8)	YES	03/04/2007	04/11/2015	5.33							32,577	32,577	65,153	65,153	65,153	248,093
KREDITANSTALT FUR WIEDERAUFB	YES	13/09/1999	31/03/2011	5.38							13,362	13,362	26,725	26,725	27,118	0
KREDITANSTALT FUR WIEDERAUFB	YES	26/09/2001	31/12/2012	5.39							130,578	95,783	191,566	191,566	172,948	231,494
MEDIOCREDITO CENTRALE S P.A.	YES	09/10/2001	30/04/2012	5.38							25,543	25,543	51,086	51,086	51,086	51,086
SOCIETE GENERALE (1) (8)	YES	31/07/2006	31/07/2012	5.39							8,283	16,174	32,349	32,349	32,349	40,239
SOCIETE GENERALE (1) (8)	YES	31/03/1989	01/06/2011	5.40							268,251	235,026	387,282	266,247	178,778	51,253
SOCIETE GENERALE (1) (8)	YES	03/02/2006	13/02/2017	5.38							0	0	28,060	56,119	56,119	336,716
SOCIETE GENERALE (1) (8)	YES	13/07/2000	20/03/2008	5.32							6,689	6,689	0	0	0	0
SOCIETE GENERALE (1) (8)	YES	30/11/2006	13/02/2017	5.37							0	0	38,814	77,628	77,628	465,771
SOCIETE GENERALE (1) (7)	YES	03/02/2006	13/02/2017	4.77							0	0	48,108	96,216	96,216	577,293
STANDARD CHARTERED BANK (1)	YES	06/10/2005	20/01/2015	5.39							190,493	190,493	380,986	380,986	380,986	1,623,944
STANDARD CHARTERED BANK (1)	YES	06/07/2004	25/01/2014	5.39							126,995	126,995	253,991	253,991	253,991	761,972
STANDARD CHARTERED BANK (1)	YES	30/11/2006	25/09/2015	5.35							190,493	190,493	380,986	380,986	380,986	1,714,436
STANDARD CHARTERED BANK (1)	YES	10/02/2003	20/12/2013	5.37							107,946	107,946	215,892	215,892	215,892	445,061
THE BANK OF TOKYO, MITSUBISH	YES	10/12/2004	10/12/2014	5.32							107,946	107,946	215,892	215,892	215,892	2,050,974
THE BANK OF TOKYO, MITSUBISH	YES	14/03/2003	14/03/2013	5.34							239,880	239,880	479,760	479,760	479,760	959,520
THE BANK OF TOKYO, MITSUBISH	YES	30/09/2005	29/06/2011	5.37							26,047	26,047	52,094	52,094	27,007	0
ING CAPITAL LLC (1) (8)	YES	30/11/2006	15/06/2016	5.38							0	95,246	190,493	190,493	190,493	952,465
THE EXPORT-IMPORT BANK OF KO	YES	01/03/2003	01/06/2012	4.64							107,946	107,946	215,892	215,892	215,892	215,892
THE EXPORT-IMPORT BANK OF KO	YES	07/12/2005	13/02/2017	4.77							0	0	45,699	91,399	91,399	548,393
TORONTO DOMINION BANK (1)	YES	08/10/2003	20/10/2009	5.37							50,596	50,596	97,377	18,107	0	0
NATEXIS BANQUE (2) (7)	YES	22/02/1984	30/06/2018	2.00							386	386	772	772	772	2,391
JAPAN BANK FOR INTERNATIONAL	YES	30/09/2005	29/06/2015	4.38							0	0	0	0	25,087	184,248
JAPAN BANK FOR INTERNATIONAL	YES	10/03/2004	08/03/2017	1.60							121,530	121,530	288,161	288,161	288,161	1,729,080
MIZUHO CORPORATE BANK, LIMIT	YES	14/12/2006	13/12/2018	5.36							0	0	0	0	404,798	6,071,963
MIZUHO CORPARATE BANK, LTD (	YES	16/10/1998	20/05/2010	1.98							610,646	610,646	1,221,291	1,221,281	0	0

MEXICAN STOCK EXCHANGE

STOCK EXCHANGE CODE: PMXCB

QUARTER: 2 YEAR: 2007

BANCO J.P. MORGAN S.A., INSTITUCION
DE BANCA MULTIPLE J.P. MORGAN
GRUPO FINANCIERO

CREDITS BREAK DOWN

(Thousands of Mexican Pesos)

CONSOLIDATED

Previous Printing

Credit Type / Institution	With foreing institution [1]	Date of contract	Amortization Date	Interest Rate	Amortization of Credits Denominated in Pesos (Thousands of $)						Amortization of Credits in Foreign Currency (Thousands of $)					
					Time Interval						Time Interval					
					Current Year	Until 1 Year	Until 2 Year	Until 3 Year	Until 4 Year	Until 5 Year	Current Year	Until 1 Year	Until 2 Year	Until 3 Year	Until 4 Year	Until 5 Year
INTERESES DEVENGADOS NO PAG	NOT		31/12/2007	0.00							772,793	0	0	0	0	0
KREDITANSTALT FUR WIEDERAUFB	YES	21/06/2000	28/04/2009	6.38							2,948	2,948	5,964	0	0	0
COMMERCIAL BANKS																
OTHER																
TOTAL BANKS					4,004,812	444,445	15,388,889	0	0	0	11,258,347	7,877,932	19,045,267	18,241,997	27,758,421	69,581,563

MEXICAN STOCK EXCHANGE

STOCK EXCHANGE CODE: PMXCB

QUARTER: 2 YEAR: 2007

BANCO J.P. MORGAN S.A., INSTITUCION DE BANCA MULTIPLE J.P. MORGAN GRUPO FINANCIERO

CREDITS BREAK DOWN

(Thousands of Mexican Pesos)

CONSOLIDATED

Previous Printing

Credit Type / Institution	With foreing Institution [1]	Date of contract	Amortization Date	Interest Rate	Amortization of Credits Denominated in Pesos (Thousands of $) Time Interval						Amortization of Credits in Foreign Currency (Thousands of $) Time Interval					
					Current Year	Until 1 Year	Until 2 Year	Until 3 Year	Until 4 Year	Until 5 Year	Current Year	Until 1 Year	Until 2 Year	Until 3 Year	Until 4 Year	Until 5 Year
STOCK MARKET																
LISTED STOCK EXCHANGE																
UNSECURED																
SCOTIA INVERLAT CASA DE BOLS	NOT APPLIED	23/12/2004	05/12/2019	0.00	0	0	11,690,037	0	0	0						
SCOTIA INVERLAT CASA DE BOLS	NOT APPLIED	11/02/2005	31/01/2013	7.39	0	0	12,487,400	0	0	0						
SCOTIA INVERLAT CASA DE BOLS	NOT APPLIED	24/10/2003	18/10/2007	7.14	13,000,000	0	0	0	0	0						
SCOTIA INVERLAT CASA DE BOLS	NOT APPLIED	21/10/2005	13/10/2011	7.14	0	0	5,500,000	0	0	0						
SCOTIA INVERLAT CASA DE BOLS	NOT APPLIED	24/10/2003	08/10/2009	7.48	0	0	13,500,000	0	0	0						
SCOTIA INVERLAT CASA DE BOLS	NOT APPLIED	11/02/2005	04/02/2010	7.40	0	0	12,512,800	0	0	0						
SCOTIA INVERLAT CASA DE BOLS	NOT APPLIED	16/06/2006	05/06/2014	7.71	0	0	10,000,000	0	0	0						
SCOTIA INVERLAT CASA DE BOLS	NOT APPLIED	29/07/2005	16/07/2015	9.91	0	0	9,500,000	0	0	0						
SCOTIA INVERLAT CASA DE BOLS	NOT APPLIED	24/10/2003	14/10/2010	8.38	0	0	6,172,000	0	0	0						
INTERESES DEVENGADOS NO PAGA	NOT APPLIED		31/12/2007	0.00	1,603,952	0	0	0	0	0						
INTERESES ANTICIPADOS	NOT APPLIED		31/12/2007	0.00	(5,441,265)	0	0	0	0	0						
CITIBANK, N.A. (2) (7)	YES	13/06/1997	13/06/2007	7.38							5,648,816	0	0	0	0	0
DEUTSCHE BANK (1) (7)	YES	30/12/2004	30/03/2018	9.25							0	0	0	0	0	3,620,800
DEUTSCHE BANK (1) (7)	YES	30/12/2004	17/09/2007	8.85							4,683,861	0	0	0	0	0
DEUTSCHE BANK (1) (7)	YES	01/03/1993	01/12/2023	8.63							0	0	0	0	0	100,878
DEUTSCHE BANK (1) (7)	YES	18/09/1997	17/09/2007	8.85							1,792,897	0	0	0	0	0
DEUTSCHE BANK (1) (7)	YES	18/09/1997	15/09/2027	9.50							0	0	0	0	0	256,372
DEUTSCHE BANK (1) (7)	YES	14/05/1998	15/09/2027	9.50							0	0	0	0	0	847,139
DEUTSCHE BANK (1) (7)	YES	02/12/1998	02/12/2008	9.38							0	0	1,135,786	0	0	0
DEUTSCHE BANK (2) (9)	YES	04/03/1998	04/03/2008	8.21							0	1,506,351	0	0	0	0
DEUTSCHE BANK (1) (8)	YES	01/12/2005	03/12/2012	5.35							0	0	0	0	0	7,417,412
DEUTSCHE BANK (1) (7)	YES	08/06/2005	15/06/2035	6.63							0	0	0	0	0	13,493,250
DEUTSCHE BANK (1) (7)	YES	12/02/2001	15/02/2008	8.50							0	10,205,269	0	0	0	0
DEUTSCHE BANK (1) (7)	YES	08/06/2005	15/12/2015	5.75							0	0	0	0	0	18,582,798
DEUTSCHE BANK (1) (7)	YES	12/12/2002	15/12/2014	7.38							0	0	0	0	0	18,768,429
DEUTSCHE BANK (1) (7)	YES	30/01/2003	15/08/2008	6.13							0	0	7,919,728	0	0	0
DEUTSCHE BANK (1) (7)	YES	04/10/2000	13/10/2010	9.13							0	0	0	0	10,034,654	0
DEUTSCHE BANK (1) (7)	YES	14/11/2001	14/11/2001	8.00							0	0	0	0	0	7,960,305
DEUTSCHE BANK (1) (7)	YES	14/11/2001	01/02/2022	8.63							0	0	0	0	0	8,465,600
DEUTSCHE BANK (1) (7)	YES	14/11/2001	01/02/2009	7.88							0	0	9,848,338	0	0	0
DEUTSCHE BANK (2) (7)	YES	22/02/2005	24/02/2025	5.50							0	0	0	0	0	14,503,510

MEXICAN STOCK EXCHANGE

STOCK EXCHANGE CODE: PMXCB

QUARTER: 2 YEAR: 2007

BANCO J.P. MORGAN S.A., INSTITUCION DE BANCA MULTIPLE J.P. MORGAN GRUPO FINANCIERO

CREDITS BREAK DOWN

(Thousands of Mexican Pesos)

CONSOLIDATED

Previous Printing

Credit Type / Institution	With foreing Institution [1]	Date of contract	Amortization Date	Interest Rate	Amortization of Credits Denominated in Pesos (Thousands of $)						Amortization of Credits in Foreign Currency (Thousands of $)					
					Time Interval						Time Interval					
					Current Year	Until 1 Year	Until 2 Year	Until 3 Year	Until 4 Year	Until 5 Year	Current Year	Until 1 Year	Until 2 Year	Until 3 Year	Until 4 Year	Until 5 Year
DEUTSCHE BANK (2) (7)	YES	17/07/2000	02/08/2007	7.75							7,291,755	0	0	0	0	0
DEUTSCHE BANK (5) (7)	YES	07/11/2003	18/12/2013	7.50							0	0	0	0	0	3,247,610
DEUTSCHE BANK (5) (7)	YES	13/01/2003	18/12/2013	7.50							0	0	0	0	0	5,412,683
DEUTSCHE BANK (3) (7)	YES	06/12/2002	06/12/2023	3.60							0	0	0	0	0	2,623,200
DEUTSCHE BANK (1) (7)	YES	28/09/2004	28/09/2009	7.76							0	0	0	18,786,843	0	0
DEUTSCHE BANK (1) (7)	YES	30/12/2004	01/12/2023	8.63							0	0	0	0	0	2,597,774
DEUTSCHE BANK (1) (7)	YES	30/12/2004	15/09/2027	9.50							0	0	0	0	0	1,717,270
DEUTSCHE BANK (1) (7)	YES	30/12/2004	15/09/2027	9.50							0	0	0	0	0	191,885
DEUTSCHE BANK (1) (7)	YES	30/12/2004	18/03/2027	9.50							0	0	0	0	0	4,353,419
DEUTSCHE BANK (1) (7)	YES	30/12/2004	02/12/2008	8.38							0	0	6,118,888	0	0	0
J.P. MORGAN CHASE (2) (7)	YES	04/04/2003	08/04/2010	6.63							0	0	0	10,937,633	0	0
J.P. MORGAN CHASE (2) (7)	YES	06/08/2003	05/08/2013	6.25							0	0	0	0	0	7,291,737
J.P. MORGAN CHASE (1) (8)	YES	15/10/2003	15/10/2009	5.36							0	0	0	4,965,518	0	0
J.P. MORGAN CHASE (1) (8)	YES	15/06/2004	15/06/2010	5.35							0	0	0	15,074,605	0	0
J.P. MORGAN CHASE (2) (7)	YES	05/08/2004	05/08/2016	8.38							0	0	0	0	0	12,395,984
J.P. MORGAN CHASE (1) (7)	YES	01/04/1998	30/03/2018	9.25							0	0	0	0	0	103,337
PEMEX FINANCE (1) (7)	YES	15/02/1999	15/11/2018	9.02							1,799,091	1,799,091	3,598,186	2,626,672	1,673,210	4,767,615
PEMEX FINANCE (1) (8)	YES	15/02/1999	07/04/2014	5.38							0	0	0	0	0	2,050,973
INTERESES DEVENGADOS NO PAGA	NOT		31/12/2007	0.00							5,123,677	0	0	0	0	0
INTERESES ANTICIPADOS	NOT		31/12/2007	0.00							(958,764)	0	0	0	0	0
	NOT			0.00							0	0	0	0	0	0
SECURED																
REPCON LUX	YES	26/01/2004	26/01/2011	4.60							0	0	0	0	14,828,941	0
INTERESES DEVENGADOS NO PAGA	NOT		31/12/2007	0.00							285,457	0	0	0	0	0
CITIBANK, N.A. (1) (8)	YES	29/07/2006	24/08/2008	5.35							0	0	1,889,058	0	0	0
PRIVATE PLACEMENTS																
UNSECURED																
SECURED																
TOTAL STOCK MARKET					9,182,887	0	81,882,037	0	0	0	25,668,790	13,610,711	29,605,985	62,391,369	26,637,005	138,849,976

MEXICAN STOCK EXCHANGE

STOCK EXCHANGE CODE: PMXCB

QUARTER: 2 YEAR: 2007

BANCO J.P. MORGAN S.A., INSTITUCION
DE BANCA MULTIPLE J.P. MORGAN
GRUPO FINANCIERO

CREDITS BREAK DOWN

(Thousands of Mexican Pesos)

CONSOLIDATED

Previous Printing

Credit Type / Institution	With foreign Institution [1]	Date of agreement	Amortization Date		Amortization of Credits Denominated in Pesos (Thousands of $)						Amortization of Credits in Foreign Currency (Thousands of $)					
					Time Interval						Time Interval					
					Current Year	Until 1 Year	Until 2 Year	Until 3 Year	Until 4 Year	Until 5 Year	Current Year	Until 1 Year	Until 2 Year	Until 3 Year	Until 4 Year	Until 5 Year
SUPPLIERS																
Otros Proveedores	NOT APPLIED				0	27,458,628	0	0	0	0						
TOTAL SUPPLIERS					0	27,458,628	0	0	0	0	0	0	0	0	0	0
OTHER LOANS WITH COST (S103 Y S30)																
	NOT APPLIED				0	0	0	0	0	0						
TOTAL					0	0	0	0	0	0	0	0	0	0	0	0
OTHER CURRENT LIABILITIES WITHOUT COST (S26)																
Otros Pasivos Circulantes	NOT APPLIED				0	31,998,417	0	0	0	0						
TOTAL					0	31,998,417	0	0	0	0	0	0	0	0	0	0
TOTAL GENERAL					13,167,499	59,901,490	96,950,926	0	0	0	36,925,137	21,388,643	48,651,252	68,633,366	54,295,426	208,431,539

NOTES

A continuación se presentan los tipos de cambio de las monedas extranjeras con respecto al peso al 30 de junio de 2007

MONEDAS	TIPOS DE CAMBIO CONTABLE
(1) Dólares	10.7946
(2) Euros	14.58351
(3) Yen Japonés	0.08744
(4) Franco Suizo	8.8126
(5) Libra Esterlina	21.65073
(6) Pesos	1.0000
(7) Tasa Fija	
(8) Tasa Libor	
(9) Tasa Flotante	
(10) Tasa de descuento	
(11) Tasa TIIE	
(12) Cetes	
(13) Cupón Cero	

MEXICAN STOCK EXCHANGE

STOCK EXCHANGE CODE: PMXCB

QUARTER: 2 YEAR: 2007

BANCO J.P. MORGAN S.A., INSTITUCION
DE BANCA MULTIPLE J.P. MORGAN
GRUPO FINANCIERO

CREDITS BREAK DOWN

(Thousands of Mexican Pesos)

CONSOLIDATED

Previous Printing

Credit Type / Institution	With foreing Institution (1)	Date of agreement	Amortization Date		Amortization of Credits Denominated in Pesos (Thousands of $)						Amortization of Credits in Foreign Currency (Thousands of $)					
					Time Interval						Time Interval					
					Current Year	Until 1 Year	Until 2 Year	Until 3 Year	Until 4 Year	Until 5 Year	Current Year	Until 1 Year	Until 2 Year	Until 3 Year	Until 4 Year	Until 5 Year

NOTES

MEXICAN STOCK EXCHANGE

STOCK EXCHANGE CODE: PMXCB

QUARTER: 2 YEAR: 2007

BANCO J.P. MORGAN S.A., INSTITUCION DE BANCA MULTIPLE J.P. MORGAN GRUPO FINANCIERO

MONETARY FOREIGN CURRENCY POSITION

CONSOLIDATED

(Thousands of Mexican Pesos)

Previous Printing

FOREIGN CURRENCY POSITION	DOLLARS (1)		OTHER CURRENCIES		TOTAL THOUSANDS OF PESOS
	THOUSANDS OF DOLLARS	THOUSANDS OF PESOS	THOUSANDS OF DOLLARS	THOUSANDS OF PESOS	
MONETARY ASSETS	16,420,186	177,249,337	67,000	734,030	177,983,367
LIABILITIES POSITION	36,628,394	395,388,861	10,228,779	110,415,589	505,804,450
SHORT-TERM LIABILITIES POSITION	(1,136,047)	(12,263,172)	4,303,368	46,453,145	34,189,973
LONG-TERM LIABILITIES POSITION	37,764,441	407,652,033	5,925,411	63,962,444	471,614,477
NET BALANCE	(20,208,208)	(218,139,524)	(10,161,779)	(109,681,559)	(327,821,083)

NOTES

A continuación se presentan los tipos de cambio de las monedas extranjeras con respecto al peso al 30 de junio de 2007

MONEDAS	TIPO DE CAMBIO CONTABLE
Dólares Americanos	10.7946
Yenes Japoneses	0.08744
Libras esterlinas	21.65073
Francos suizos	8.8126
Euros	14.58351

MEXICAN STOCK EXCHANGE

STOCK EXCHANGE CODE: PMXCB
BANCO J.P. MORGAN S.A., INSTITUCION DE BANCA MULTIPLE J.P. MORGAN GRUPO FINANCIERO

QUARTER: 2 YEAR: 2007

RESULT FROM MONETARY POSITION

CONSOLIDATED

(Thousands of Mexican Pesos)

Previous Printing

MONTH	MONETARY ASSETS	MONETARY LIABILITIES	(ASSET) LIABILITY MONETARY POSITION	MONTHLY INFLATION	MONTHLY PROFIT AND (LOSS)
JANUARY	0	0	0	0.00	258,891
FEBRUARY	0	0	0	0.00	(241,884)
MARCH	0	0	0	0.00	2,936,397
APRIL	0	0	0	0.00	106,846
MAY	0	0	0	0.00	(1,281,760)
JUNE	0	0	0	0.00	369,528
RESTATEMENT				0.00	0
CAPITALIZATION				0.00	0
FOREIGN CORP.				0.00	0
OTHER				0.00	0
TOTAL					2,148,018

OTHER CONCEPTS:	
CAPITALIZED RESULT FOR MONETARY POSITION	0

NOTES

MEXICAN STOCK EXCHANGE

FINANCIAL LIMITED BASED IN ISSUED DEED AND/OR TITLE

NO APLICA DEBIDO A QUE NO EXISTEN LIMITACIONES FINANCIERAS DERIVADAS DE LOS FINANCIAMIENTOS OBTENIDOS BAJO ESTE PROGRAMA.

ACTUAL SITUATION OF FINANCIAL LIMITED

MEXICAN STOCK EXCHANGE

STOCK EXCHANGE CODE: PMXCB

QUARTER: 2 YEAR: 2007

BANCO J.P. MORGAN S.A., INSTITUCION DE BANCA MULTIPLE J.P. MORGAN GRUPO FINANCIERO

PLANTS, COMMERCE CENTERS OR DISTRIBUTION CENTERS

CONSOLIDATED

Previous Printing

PLANT OR CENTER	ECONOMIC ACTIVITY	PLANT CAPACITY	UTILIZATION (%)
PEP		0	0.00
Prod. de petróleo crudo (Mbd)		3,213	98.40
Prod. de gas (MMpcd)		6,023	98.40
REFINACIÓN		0	0.00
Cap.de dest. atmos. (Mbd)		1,540	85.50
Cadereyta		275	81.30
Madero		190	77.90
Minatitlán		185	93.70
Salamanca		245	81.50
Salina Cruz		330	85.50
Tula		315	92.10
Term. de Almac y Dist. (Mb)		13,056	100.00
GAS Y PETROQUÍMICA BÁSICA		0	0.00
Endulzamiento de gas (MMpcd)		4,503	72.50
Cactus		1,960	68.00
Nuevo Pemex		880	83.60
Ciudad Pemex		1,290	76.50
Matapionche		109	63.10
Poza Rica		230	45.90
Arenque		34	99.30
PETROQUÍMICA		0	0.00
Capacidad de Prod. (Mt) (1)		6,383	61.70
Camargo *		165	0.00
Cangrejera		1,626	100.00
Cosoleacaque		2,467	33.80
Escolín		167	3.90
Independencia		143	3.50
Morelos		1,271	66.10
Pajaritos		506	91.10
Tula		38	5.60
Centros de Distribución		0	0.00
Petroquímicos (Mt)		218,410	81.00

MEXICAN STOCK EXCHANGE

STOCK EXCHANGE CODE: PMXCB | QUARTER: 2 | YEAR: 2007

BANCO J.P. MORGAN S.A., INSTITUCION DE BANCA MULTIPLE J.P. MORGAN GRUPO FINANCIERO

PLANTS, COMMERCE CENTERS OR DISTRIBUTION CENTERS

CONSOLIDATED

Previous Printing

PLANT OR CENTER	ECONOMIC ACTIVITY	PLANT CAPACITY	UTILIZATION (%)

NOTES

Mbd - miles de barriles diarios
MMpcd - millones de pies cúbicos diarios
Mb - miles de barriles
Mt - miles de toneladas
* Planta fuera de operación
(1) Capacidad instalada para el primer semestre.

MEXICAN STOCK EXCHANGE

STOCK EXCHANGE CODE: PMXCB

QUARTER: 2 YEAR: 2007

BANCO J.P. MORGAN S.A., INSTITUCION DE BANCA MULTIPLE J.P. MORGAN GRUPO FINANCIERO

MAIN RAW MATERIALS

CONSOLIDATED

Previous Printing

DOMESTIC	MAIN SUPPLIERS	FOREIGN	MAIN SUPPLIERS	DOM. SUBST.	COST PRODUCTION (%)
CONDENSADOS	PEMEX EXPLORACIÓN Y PRODUCCIÓN				8
GAS HÚMEDO AMARGO	PEMEX EXPLORACIÓN Y PRODUCCIÓN				73
PETRÓLEO CRUDO	PEMEX EXPLORACIÓN Y PRODUCCIÓN				74
GAS HÚMEDO DULCE	PEMEX EXPLORACIÓN Y PRODUCCIÓN				11

NOTES

MEXICAN STOCK EXCHANGE

STOCK EXCHANGE CODE: PMXCB

QUARTER: 2 YEAR: 2007

BANCO J.P. MORGAN S.A., INSTITUCION DE BANCA MULTIPLE J.P. MORGAN GRUPO FINANCIERO

SALES DISTRIBUTION BY PRODUCT

CONSOLIDATED

SALES

Previous Printing

MAIN PRODUCTS	NET SALES		MARKET SHARE (%)	MAIN	
	VOLUME	AMOUNT		TRADEMARKS	CUSTOMERS
DOMESTIC SALES					
PETROLIFEROS:	0	0	0.0		
COMBUSTOLEO	285	20,182,051	100.0		CFE
DIESEL	355	46,456,985	100.0	PEMEX DIESEL	DISTRIBUIDORES
GAS L.P. *	301	26,803,639	100.0		DISTRIBUIDORES
GASOLINA MAGNA SIN	646	98,511,885	100.0	PEMEX MAGNA	DISTRIBUIDORES
GASOLINA PREMIUM	104	18,415,084	100.0	PEMEX PREMIUM	DISTRIBUIDORES
TURBOSINA	69	10,444,657	100.0		ASA
OTROS REFINADOS	77	5,194,481	100.0		DISTRIBUIDORES
PETROQUÍMICOS:	0	0	0.0		
DERIV. DEL METANO(a)	476	1,517,413	90.0		(e)
DERIV. DEL ETANO (b)	557	5,627,639	58.0		(f)
AROMÁT. Y DERIV. (c)	254	3,125,549	38.0		(g)
PROPIL. Y DERIV.(d)	15	1,343,211	0.0		(h) (l)
OTROS PETROQUIMICOS	746	848,458	0.0		(i) (l)
GAS SECO *	2,982	40,679,937	100.0		(j)
EFECTO B-10	0	(304,690)	0.0		
FOREIGN SALES					
PETRÓLEO CRUDO (m)	1,725	177,112,809	5.05		
PROD. REFINADOS (l)	167	23,357,775	0.0		
PROD. PETROQ. (l)	224	1,251,843	0.0		
EFECTO MARGINAL VENT	0	32,266,817	0.0		
EFECTO B-10	0	(309,335)	0.0		
TOTAL		512,526,208			

MEXICAN STOCK EXCHANGE

STOCK EXCHANGE CODE: PMXCB QUARTER: 2 YEAR: 2007

BANCO J.P. MORGAN S.A., INSTITUCION DE BANCA MULTIPLE J.P. MORGAN GRUPO FINANCIERO

SALES DISTRIBUTION BY PRODUCT

CONSOLIDATED

FOREIGN SALES

Previous Printing

MAIN PRODUCTS	NET SALES		DESTINATION	MAIN	
	VOLUME	AMOUNT		TRADEMARKS	CUSTOMERS
EXPORT					
PETRÓLEO CRUDO	1,725	177,112,809	(k)		
PRODUCTOS REFINADOS	167	23,357,775			
PRODUCTOS PETROQUÍMI	224	1,251,843			
EFECTO MARGINAL VENT	0	32,266,817			
EFECTO B-10	0	(309,336)			
FOREIGN SUBSIDIARIES					
TOTAL		233,679,908			

NOTES

Mbd - miles de barriles diarios
Mt - miles de toneladas
NOTA: Para calcular el % de participación en el mercado se tomo el período Enero - Mayo del 2007
* Las ventas de Gas L.P. y de Gas Seco las realiza Pemex a intermediarios que se encargan de distribuir estos productos a los consumidores finales.
(a) Considera la contribución de Pemex-Petroquímica al mercado nacional de Amoniaco y Metanol.
(b) Considera la contribución de Pemex-Petroquímica al mercado nacional de Etileno, Glicoles, PEAD, PEBD, Óxido de etileno, Cloruro de vinilo.
(c) Considera la contribución de Pemex-Petroquímica de Benceno, Estireno, Tolueno, Xilenos, Paraxileno y Ortoxileno.
(d) Considera la contribución de Pemex-Petroquímica al mercado nacional de Acrilonitrilo y Propileno.
(e) Agrogen, S.A. de C.V ; Univex, S.A. ; Integradora Aprodifer, S.A. de C.V. ; Praxair México S.A. de C.V. y Masagro S.A. de C.V.
(f) Polioles, S.A. de C.V. ; Mexichem Resinas Vinílicas, S.A. de C.V. ; Industrias Derivadas del Etileno, S.A. ; Policyd, S.A. de C.V. y Distribuidora Don Ramis, S.A. de C.V.
(g) Tereftalatos Mexicanos, S.A. de C.V. ; Resirene, S.A. de C.V. ; Síntesis Orgánicas, S.A. de C.V. ; Negociación Alvi, S.A. de C.V. ; Comercial Mexicana de Pinturas, S.A. de C.V. y Orgánicas, S.A. de C.V.
(h) Dow Internacional Mexicana, S.A. de C.V. ; Complex Química, S.A. de C.V. y Negociación Alvi, S.A. de C.V.
(i) Praxair México S.A. de C.V. ; Agrocen, S.A. de C.V ; Industria Química del Istmo S.A. de C.V. ; Cryoinfra, S.A. de C.V. y CO2 Liquid, S.A. de C.V.
(j) CFE, Productores Independientes de Electricidad, Distribuidores, Industriales (Mittal Steel S.A. de C.V.) y Luz y Fuerza del Centro.
(k) El 79% del total de las exportaciones de crudo fueron a los Estados Unidos, mientras que el 21% restante fue distribuido de la siguiente manera: a Europa 12%, al resto del Continente Americanos 8% y al Lejano Oriente 1%.
(l) La participación de PEMEX en estos productos es marginal.
(m) Se estima que la participación de PEMEX en el mercado internacional de petróleo crudo durante 2006 fue de 5.07%

Los volúmenes están en miles de barriles diarios a excepción de los petroquímicos que se expresan en miles de toneladas y el gas seco que se expresa en millones de pies cúbicos diarios.

MEXICAN STOCK EXCHANGE

STOCK EXCHANGE CODE: PMXCB

QUARTER: 2 YEAR: 2007

BANCO J.P. MORGAN S.A., INSTITUCION
DE BANCA MULTIPLE J.P. MORGAN
GRUPO FINANCIERO

ANALYSIS OF PAID CAPITAL STOCK

CONSOLIDATED

Previous Printing

SERIES	NOMINAL VALUE	VALID COUPON	NUMBER OF SHARES				CAPITAL STOCK	
			FIXED PORTION	VARIABLE PORTION	MEXICAN	FREE SUBSCRIPTION	FIXED	VARIABLE
NA	0.0000	0	0	0	0	0	0	334,597,927
TOTAL			0	0	0	0	0	334,597,927

TOTAL NUMBER OF SHARES REPRESENTING THE PAID IN CAPITAL STOCK ON THE DATE OF SENDING THE INFORMATION: 0

NOTES

PEMEX CUENTA CON CERTIFICADOS DE APORTACIÓN PATRIMONIAL Y NO CON CAPITAL CONSTITUIDO POR ACCIONES.

PROJECT, AMOUNT EXERCISED AND PROGRESS PERCENTAGE

NO APLICA DEBIDO A QUE PEMEX NO HA INFORMADO NINGÚN PROYECTO COMO EVENTO RELEVANTE.

LA CONVERSIÓN A MONEDA NACIONAL DE LAS CIFRAS QUE SE PRESENTAN EN LOS ESTADOS FINANCIEROS DE LAS EMPRESAS QUE REPORTAN EN MONEDA EXTRANJERA SE LLEVA A CABO DE CONFORMIDAD CON LOS LINEAMIENTOS ESTABLECIDOS EN EL BOLETIN B-15 DE LAS NORMAS DE INFORMACIÓN FINANCIERAS (ANTES DENOMIDADAS "PRINCIPIOS DE CONTABILIDAD GENEALMENTE ACEPTADOS"), PROCEDIENDO DE LA SIGUIENTE MANERA:

BALANCE GENERAL.- PARA TODOS LOS RENGLONES QUE INTEGRAN EL BALANCE GENERAL SE CONSIDERA EL TIPO DE CAMBIO DE CIERRE, A LA FECHA DEL BALANCE GENERAL.

ESTADO DE RESULTADOS.- PARA TODOS LOS RENGLONES QUE INTEGRAN EL ESTADO DE RESULTADOS, SE CONSIDERA EL TIPO DE CAMBIO PROMEDIO DEL EJERCICIO CORRESPONDIENTE.

LA DIFERENCIA RESULTANTE EN LA CONVERSIÓN DE LOS ESTADOS FINANCIEROS SE REGISTRA DENTRO DEL PATRIMONIO COMO UN RESULTADO POR CONVERSIÓN.

(1) EN ESTE ANEXO SE INCLUYE LAS NOTAS CORRESPONDIENTES A LAS CIFRAS DE LOS ESTADOS FINANCIEROS BASICOS, ASI COMO SUS DESGLOSES Y OTROS CONCEPTOS

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Petróleos Mexicanos



By: ______________________
Guadalupe Merino Bañuelos
Associate Managing Director of Finance

Date: September 12, 2007

FORWARD-LOOKING STATEMENTS

This report contains words, such as "believe", "expects," "anticipate" and similar expressions that identify forward-looking statements, which reflect our views about future events and financial performance. We have made forward-looking statements that address, among other things, our:

- drilling and other exploration activities;
- import and export activities;
- projected and targeted capital expenditures and other costs, commitments and revenues; and
- liquidity.

Actual results could differ materially from those projected in such forward-looking statements as a result of various factors that may be beyond our control. These factors include, but are not limited to:

- changes in international crude oil and natural gas prices;
- effects on us from competition;
- limitations on our access to sources of financing on competitive terms;
- significant economic or political developments in Mexico;
- developments affecting the energy sector; and
- changes in our regulatory environment

Accordingly, you should not place undue reliance on these forward-looking statements. In any event, these statements speak only as of their dates, and we undertake no obligation to update or revise any of them, whether as a result of new information, future events or otherwise.

END